Form 20-F
period 2005-12-31
MOVING BYTES INC
filed 2006-06-19
CIK 1085104

UNITED STATES
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      Date of event requiring this shell company report _______________

      For the transition period from _______________ to _______________

Commission file number 000-30058


                      CHINA INTERNATIONAL ENTERPRISES INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


                                     Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                     No.5 Floor 6, Block A Skyworth Building
                            Hi-tech Industrial Park
                           Nanshan District, Shenzhen
                               518057, P.R. China
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class      Name of each exchange on which registered

           None.
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      There were approximately 688,083,977 shares of common stock outstanding as of December 31, 2005. On March 23, 2006, the Company effected a 1:32 reverse split of its outstanding common stock. There were approximately 21,502,597 shares of common stock outstanding as of June 7, 2006.

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

|_| Yes |X| No

      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

|_| Yes |X| No

      Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

|X| Yes |_| No

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

|_| Large accelerated filer |_| Accelerated filer |X| Non-accelerated filer

      Indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17 |X| Item 18

      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

|_| Yes |X| No

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                          DURING THE PAST FIVE YEARS)

      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

|_| Yes |_| No

                                TABLE OF CONTENTS

Introduction


                                     Part I

Item 1.   Identity of Directors, Senior Management and Advisors
Item 2.   Offer Statistics and Expected Timetable
Item 3.   Key Information
Item 4.   Information on the Company
Item 4A.  Unresolved Staff Comments
Item 5.   Operating and Financial Review and Prospects
Item 6.   Directors, Senior Management and Employees
Item 7.   Major Shareholders and Related Party Transactions
Item 8.   Financial Information
Item 9.   The Offer and Listing
Item 10.  Additional Information
Item 11.  Quantitative and Qualitative Disclosures About Market Risk
Item 12.  Description of Other Securities Other Than Equity Securities


                                     Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.  Controls and Procedures
Item 16.  Reserved
Item 16A. Audit Committee Financial Expert
Item 16B. Codes of Ethics
Item 16C. Principle Account Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and
          Affiliated Purchasers.


                                    Part III

Item 17.  Financial Statements
Item 18.  Financial Statements
Item 19.  Exhibits

Financial Statements                                                         F-1

Signature Page

CAUTIONARY NOTE REGARDING PREDICTIVE STATEMENTS

      Our disclosure and analysis in this annual report contain statements that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, we can give no assurance that such projections will be achieved.

      Investors are cautioned that our statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed.

      As for the statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these statements. These statements also represent our estimates and assumptions only as of the date that they were made and we expressly disclaim any duty to provide updates to them or the estimates and assumptions associated with them after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

      We undertake no obligation to publicly update any predictive statement in this annual report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our other reports to the SEC after we begin to file such reports. Also note that we provide a cautionary discussion of risks and uncertainties under the caption "Risk Factors" in this annual report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

EXCHANGE RATE INFORMATION

      Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "RMB" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"). See section "Exchange Control" under "Item 10. Additional Information" in this annual report for more details.

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

3.A. Selected Financial Data

      The following table presents the selected consolidated financial data for the Company. You should read the following information in conjunction with Item 5, "Operating and Financial Review and Prospects." The summary statement of operations data of the Company for the years ended December 31, 2004 and 2005 and the summary balance sheet data of the Company as of December 31 2005 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

--------------------------------------------------------------------------------
                                         Fiscal Year Ended December 31,
                                ---------------------------------------------
                                  2005(3)           2004(2)           2003(1)
--------------------------------------------------------------------------------
Net Revenue                     $1,880,143        $1,373,079        $2,206,757
--------------------------------------------------------------------------------
General &
Administrative Expenses           $638,805          $634,321          $711,718
--------------------------------------------------------------------------------
Income (Loss) from
Operations                         $49,593         $(131,711)         $603,101
--------------------------------------------------------------------------------
Net Income (Loss)                 $170,573           $45,783          $707,653
--------------------------------------------------------------------------------
Comprehensive Income              $214,241           $48,177          $707,653
--------------------------------------------------------------------------------
Net Income (Loss) from
Operations per Share                $0.008            $0.002             $0.03
--------------------------------------------------------------------------------
Working Capital                 $1,530,110        $1,003,306          $779,083
--------------------------------------------------------------------------------
Total Assets                    $2,216,532        $1,963,600        $2,820,574
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Assets                      $1,891,489        $1,666,972        $1,618,795
--------------------------------------------------------------------------------
Total Liabilities                 $325,043          $296,628        $1,210,779
--------------------------------------------------------------------------------
Shareholder's Equity            $1,891,489        $1,666,972        $1,618,795
--------------------------------------------------------------------------------
Capital Stock                   $1,210,276        $1,200,000        $1,200,000
--------------------------------------------------------------------------------
Number of Shares as
Adjusted to Reflect
Changes in Capital              20,504,401        19,940,000        19,940,000
--------------------------------------------------------------------------------
Dividends Declared
Per Share                              Nil               Nil               Nil
--------------------------------------------------------------------------------
Diluted Net Income
Per Share                           $0.008            $0.002            $0.035
--------------------------------------------------------------------------------

(1) The audited financial data presented here for the fiscal year ended December 31, 2003 are for Shenzhen Hengtaifeng Technology Co., Ltd., a PRC corporation ("HTF"). Since the shareholders of China International Enterprises, Inc. (then known as Moving Bytes Inc. and referred to herein as the "Company") consummated a share exchange with China International Enterprises Corp. ("CIEC") on August 19, 2005, the historical financials of CIEC become the Company's historical financial data at such time. HTF is 100% owned by Heng Xing Technology Group Devleopment Limited. ("XHT"), which is 100% owned by CIEC, which is in turn now owned 100% by the Company.
(2) On February 11, 2004, the Company terminated its Electronic Media Services business.
(3) On August 19, 2005, the Company consummated a share exchange agreement with all the shareholders of CIEC. The only material asset of CIEC is 100% of the capital stock of XHT which in turn owns 100% of the shares of capital stock of HTF. HTF is classified as a wholly owned foreign enterprise under PRC law by virtue of its ownership by XHT. HTF is a provider of application software and system integration services in China. Specifically, HTF develops and produces housing accumulation fund software and credit guarantee management software products. It also develops family planning and property management software and provides related system integration services.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

      In addition to the other information in this annual report, you should consider carefully the following factors in evaluating our business. You should pay particular attention to the fact that we conduct our operations in the People's Republic of China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries that you may be familiar with. If any of the following risks actually occur, our business or results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business.

We face competition in our industry.

      We face increasing competition in our industry of developing and marketing software and providing systems integration and related services. A large number of new software competitors enter the Chinese software market each year. Competition is based primarily on price and quality. While we intend to maintain or improve our competitive position through constant improvements in our products, services and operational efficiencies, we cannot assure you that we will be able to do so.

We may not be able to effectively control and manage our growth.

      If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product and service offerings and in integrating acquired businesses with our own. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

We do not presently maintain fire, theft, liability or any other insurance, which leaves us with exposure in the event of loss or damage to our properties or if claims are filed against us.

      We do not maintain fire, theft, liability or other insurance of any kind. We bear the economic risk with respect to loss of or damage or destruction to our property and to the interruption of our business as well as liability to third parties for damage or destruction to them or their property that may be caused by our personnel or products. Such liability could be substantial and the occurrence of such loss or liability may have a material adverse effect on our business, financial condition and prospects. While product liability lawsuits in the PRC are rare and HTF has never experienced significant failures of its software, there can be no assurance that HTF would not face liability in the event of the failure of any of its products.

We depend on large contracts and a concentration of customers; loss of any one of these could substantially decrease our revenues.

      Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended December 31, 2005, approximately 40% of our sales were to our 10 largest customers, approximately 27% of our sales were made to our 5 largest customers and approximately 10% of sales were made to our largest customer. During the fiscal year ended December 31, 2004 approximately 47% of sales were to our 10 largest customers, approximately 30% of our sales were made to our 5 largest customers and approximately 7% of sales were made to our largest customer. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts would cause a significant decrease in our revenues, which would negatively affect our operating results.

Risks Related to Operating Our Business in China

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

      The PRC's economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

      There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

Inflation in the PRC could negatively affect our profitability and growth.

      While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People's Bank of China, the PRC's central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Governmental control of currency conversion may affect the value of your investment.

      The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

      The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect your investment.

      The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

      On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Recent PRC State Administration of Foreign Exchange ("SAFE") Regulations regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face. The failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

      SAFE, issued a public notice ("October Notice") effective from November 1, 2005, which requires registration with SAFE by the PRC resident shareholders of any foreign holding company of a PRC entity. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise; however, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. Our PRC resident shareholders have not registered with SAFE at this stage. In addition, the October Notice requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days; however, there is no indication of what the penalty will be for failure to comply or if shareholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

      In the event that the proper procedures are not followed under the SAFE October Notice, we could lose the ability to remit monies outside of the PRC and would therefore be unable to pay dividends or make other distributions. Our PRC resident shareholders could be subject to fines, other sanctions and even criminal liabilities under the PRC Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

The markets for our products could diminish or disappear if the Chinese government were to terminate, scale back or overhaul its programs.

      We currently develop and market applications software for industry sectors, which are under the direct guidance of Chinese national policy. In some cases, such as Housing Accumulation Funds and Family Planning software, our products are designed either to implement, or specifically for use in connection with, government sponsored and controlled programs. A change or adjustment of PRC national policy would likely have a profound impact on both the programs and the industry sectors associated with them. Were the PRC government to terminate, scale back or make substantial alterations to any such program, it could render our software products associated with the program useless or of limited utility and severely diminish or eliminate market demand for them. In such event, our operating results would suffer severely and we would be forced to either alter our existing products or design and develop new products to replace them.

We face the risk of piracy of our intellectual property; the enforcement of laws to protect intellectual property rights in the PRC may not be sufficient to protect against such risks.

      For a long period of time, piracy has negatively affected Chinese and foreign software companies doing business in China. Although the PRC government has strengthened its copyright laws and increased its efforts to enforce such laws, we believe that copyright laws and their enforcement in the PRC are still in need of improvement. According to William Lash, U.S. Assistant Secretary of Commerce, "the total amount of fines [for piracy] in the country in 2003 equaled, by my calculation, 1/20th of 1% of the amount of damage caused by piracy." In order to deter piracy, we use certain security measures to protect our products, such as imbedding special check codes in our software. We also deter piracy by frequently upgrading our software products so as to make pirated versions soon obsolete. Finally, we believe that, by operating in specialized application software markets with fewer potential customers and competitors than the general software market, we also lessen the risk of piracy to a certain extent. We believe that such markets, because of their smaller size and sophisticated business and government consumers, are less attractive to potential pirates. Furthermore, the requirements for specialized technical knowledge may also make the software more difficult to obtain and replicate.

Because our principal assets are located outside of the United States and most of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce U.S. court judgments against us or them in the PRC.

      Three of our four directors and officers reside outside of the United States. In addition, HTF, our operating subsidiary, is located in China and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. Federal securities laws against us in the courts of either the U.S. or the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. Federal securities laws or otherwise.

Risks Related to Our Common Stock

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from those of other stockholders.

      Our officers, directors and affiliates beneficially own approximately 59.7% of our common stock. Yuanqing Li the Chairman of our Board of Directors and our President, beneficially owns approximately 56.6% of our common stock (including shares held by his wife). Mr. Li can effectively control us and his interests may differ from other stockholders.

We are not likely to pay cash dividends in the foreseeable future.

      We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

There is currently a limited trading market for our common stock.

      Our common stock is quoted on the over-the-counter ("OTC") Bulletin Board. However, our bid and asked quotations have not regularly appeared on the OTC Bulletin Board for any consistent period of time. There is currently a limited trading market for our common stock and our common stock may never be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDQ Stock Market). You may be unable to sell your shares due to the absence of a trading market.

Our stock is subject to the "Penny-Stock" rules, which may further limit the liquidity of your investment.

      Our common stock is also subject to the "penny stock" rules, which require delivery of a schedule explaining the penny stock market and the associated risks before any sale. These requirements may further limit your ability to sell your shares.

Our common stock is subject to price volatility unrelated to our operations.

      The market price of our common stock could fluctuate substantially due to a variety of factors, including the market's perception of our ability to achieve our planned growth, quarterly operating results of other software companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock. In particular, news of international political developments affecting China could affect the market prices of our securities more severely than those of other companies.

Item 4.   Information on the Company

4.A. History and Development of the Company

      China International Enterprises Inc. (the "Company"), was incorporated under the Company Act of British Columbia, Canada, on December 23, 1991, under the name "Jackpine Mining Co. Inc." On July 16, 2000, the Company continued under the Canada Business Corporations Act and changed its name to E*Comnetrix Inc and on July 24, 2002 the Company changed its name to Moving Bytes Inc.. On August 19, 2005, the Company acquired 9,970,000 shares of common stock, par value $0.001 per share, of China International Enterprises Corp. ("CIEC"), a Delaware corporation, representing 100% of the issued and outstanding capital stock of CIEC under a share exchange agreement dated August 15, 2005 (the "Share Exchange Agreement"). Under the Share Exchange Agreement, the Company agreed to issue an aggregate of its 638,080,000 shares of common stock to the CIEC shareholders, representing 92.87% of the issued and outstanding capital shares of the Company giving effect to the share exchange.

      On March 23, 2006,  the Company  changed its name from "Moving Bytes Inc."
to "China International Enterprises Inc." and changed its trading symbol from "MBYTF.OB" to "CIETF.OB". On the same day, the Company also effected a 1:32 reverse split of its outstanding common stock.

      CIEC was incorporated in Delaware on January 13, 2005. On January 31, 2005, CIEC entered into a share exchange agreement with the shareholders of Heng Xing Technology Group Development Limited, a British Virgin Islands corporation ("XHT"), pursuant to which it acquired 100% of the outstanding stock of XHT from its three shareholders. The only asset of XHT is 100% of the shares of capital stock of Shenzhen Hengtaifeng Technology Co., Ltd. ("HTF"), a corporation formed under the law of the People's Republic of China ("PRC") in 1995. HTF is currently classified as a wholly foreign owned enterprise under PRC law by virtue of its ownership by XHT.

      The corporate structure of the Company as of the date of this annual report, as set forth in the following diagram, is that CIEC is a wholly owned subsidiary of the Company and XHT remains a wholly owned subsidiary of CIEC and the sole shareholder of HTF.

              China International Enterprises Inc. (the "Company")
                                        |
                 China International Enterprises Corp. ("CIEC")
                                        |
             Heng Xing Technology Group Development Limited ("XHT")
                                        |
  Shenzhen Hengtaifeng Technology Co., Ltd. ("HTF" or the "Operating Company")

      Our U.S. executive offices are located at 100 Wall Street, 15th Floor, New York, New York 10005 and our telephone number is 212-232-0120. HTF's principal offices are located at No.5 Floor 6, Block A, Skyworth Building, Hi-tech Industrial Park, Nanshan District, Shenzhen, 518057, P.R.China. Shenzhen is a southern Chinese city which is located near Hong Kong.

4.B. Business Overview

Our Products

      The Company is a holding Company for CIEC, which is a holding company for and owns 100% of XHT. XHT is a holding company for, and owns 100% of HTF, the Operating Company in China. HTF is a provider of applications software and system integration services in China. Specifically, HTF develops and produces housing accumulation fund software, credit guarantee management software, family planning software and property management software. HTF also provides related system integration services to customers purchasing its proprietary products at no additional charges. In addition, HTF markets software products produced by other companies as a value-added reseller; in such cases, HTF provides installation and related systems integration services at an additional cost to the customer.

      Our core product is Housing Accumulation Fund software, which accounted for 48% of our revenues in 2005 and 64% of our revenues in 2004. HTF entered this market in 1996 and has more than 139 customers in over 25 provinces throughout China.

      We have also developed and are marketing credit guarantee management software. Since its development in 2003, this product has experienced rapid sales growth. We believe our product is the first credit guarantee software available in China.

      We also developed and commenced marketing family planning software in 2004. Such software accounted for 2% of our revenue in 2005 and 4% of our revenues in 2004.

      We have also developed property management software at the request of certain of our Housing Accumulation Fund software and related customers. So far, sales of property management software have been sporadic and have not generated significant revenues. We did not sell any property management software in 2004 and 2005.

      We do not charge customers purchasing our proprietary software products separately for related systems integration services; however we also provide and charge for such services as a value-added reseller of other companies' products. Sales of value--added systems integration services accounted for approximately 27% in 2005 and 23% of our revenues in 2004, respectively.

The following table presents a breakdown of the Company's products' total revenues during the past three years:

--------------------------------------------------------------------------------
                             Percentage of      Percentage of      Percentage of
                             Total Revenue      Total Revenue      Total Revenue
                             in 2005            in 2004            in 2003
--------------------------------------------------------------------------------
Housing Accumulation
Fund software                48%                64%                46%
--------------------------------------------------------------------------------
credit guarantee
management software          23%                 9%                 2%
--------------------------------------------------------------------------------
family planning
software                      2%                 4%                --
--------------------------------------------------------------------------------
property management
software                     --                 --                 24%
--------------------------------------------------------------------------------
systems integration
services                     27%                23%                28%
--------------------------------------------------------------------------------

a)    Housing Accumulation Funds Software

      The system of a public accumulation fund for housing construction in China was introduced in 1991 by the PRC Ministry of Construction. "Housing Accumulation Funds" are long-term housing reserve accounts which are maintained for the benefit of employees and are funded with mandatory contributions by both the employees and their employers. The contributions are deposited in accounts at designated commercial banks ("Bank") and managed by regional Housing Accumulation Fund Management Centers ("Centers"), which in turn are supervised by local governments, the PRC Ministry of Construction and the PRC Ministry of Finance (collectively referred to as "Supervisors").

      Although employees own their respective shares of the Housing Accumulation Funds, they do not have any control over the investment of the funds. An employee can withdraw his or her respective share of the funds in any of the following situations: to purchase, build or renovate a home; to retire; if unable to work; if the employee is relocating outside of China; if the employee is repaying debt secured by a mortgage; or if the employee's rent exceeds a designated percentage of his salary.

      The Housing Accumulation Fund program was established by the PRC Government as a social welfare system in an attempt to address the problems of low employee salaries and insufficient savings for purchasing housing. It was designed as a stable, long-term reserve fund for improving housing conditions. The PRC Central Government State Council issued "Administrative Regulations for Housing Accumulation Funds" on March 24, 2002 to promote and more effectively manage the system. By the end of March 2006, the regulations had been adopted in nearly 2,600 counties across China and the total amount by the PRC Government deposited in the system had reached approximately RMB10379.88billion (approximately U.S.$1267billion).

      HTF developed its first version of Housing Accumulation Fund software in 1996. By the end of 2005, HTF had sold a total of over $7.8 million of such software. HTF currently holds registered PRC copyrights on this product series and sells to over 139 customers in over 25 provinces in China. HTF had $899,975 in revenues for this product series in the fiscal year ended December 31, 2005, $1,016,000 in revenues for this product series in the fiscal year ended December 31, 2003, and $885,700 in the fiscal year ended December 31, 2004.

      Our housing accumulation fund software provides a complete, computerized information management solution for the national Housing Accumulation Fund Management system. The Housing Accumulation Fund system involves four types of users: Housing Accumulation Fund Management Centers, which are local government agencies that manage and administer the system; Supervisors, as described above; designated commercial banks where the contributed funds are deposited and held; and the participating employees and employers, which include a large number of government offices, state-owned and private companies, for-profit and non-profit organizations that contribute to the funds (collectively "Units").

      HTF offers four versions of its Housing Accumulation Fund software --- a "Center version", a "Supervisor version", a "Bank version" and a "Unit version". Each of these versions was developed to serve the specific needs of the various groups of participants, allowing them to create, manage and analyze a database of information relating to Housing Accumulation Funds, including employee information, deposits and withdrawals, individual loans, housing subsidies, housing purchases and sales, property records and other information. HTF believes it was the first company to bring Housing Accumulation Fund software to market, and, to our knowledge, it is still the only company in the industry that offers multiple, user-specific "versions" of this type of software.

      The four versions of software are compatible with each other and with products sold by other companies, allowing data to be migrated and reconciled from one user's system to another.

      Thus, the original data recorded by each Unit (including personal and account information for each employee participating in the system) is automatically submitted via telephone modem or through an internet network to its regional Center, which records the information in the designated employee account and automatically produces relevant documentation for each account. The documentation is then forwarded to the designated bank for the fund, which performs clearing and settlement using the Bank version software.

      Supervisors can use their version of the software to retrieve relevant data from the Centers and the Banks and receive detailed information concerning deposits, withdrawals and loans through the statistical reporting and analytical functions.

      At the end of each month, users can run checks through a special "module" to reconcile their information with that of the other users in the system, thereby ensuring the accuracy of data at each point in the system. Centers can also use the software to produce statistical reports and perform analysis for decision-making.

      Our software replaces the previous system of manual input and handling of information, which often produced errors, especially with the dramatic increase in the number of employees participating in the system, and which we believe was inefficient. We believe that by automating many of the recordkeeping functions which were formerly performed by hand, our software system provides more scientific, robust, and efficient management for the national Housing
Accumulation Fund system and standardizes the flow of information among the various different types of users in the system.

      The design and operation of any applications software must be based on certain operating systems and database platforms. The software structure design must also meet the needs of clients' current and future businesses. We believe that HTF's Housing Accumulation Fund software series meets these criteria. Our products are compatible with most international operating systems and database platforms, and are designed to meet the complicated needs of different customers, as described below. Certain characteristics of HTF's housing accumulation fund software are set forth below:

      o     Operating  system:  supports  Microsoft  Windows and UNIX  operating systems
      o     Development platform: Sybase Powerbuilder
      o Database: simultaneously supports multiple databases such as Microsoft SQL Server, Informix, Oracle and Sybase
      o Software system structure: combines B/S (internet browser server maintained by the internet service provider) and C/S (the local area network server maintained by customer)

      HTF's software products are designed with various different functions packaged in discrete modules; this modular design allows users to select individual functions according to their specific needs when purchasing our software. We believe that this ability to customize the functionality of our products to meet the specific needs of our customers will enable us to effectively address their changing requirements.

b)    Credit Guarantee Software

      In 2002, at the request of the Shenzhen City Small-to-Medium-Sized Enterprises Credit Guarantee Center, HTF began to develop its credit guarantee software. The project was funded by a $36,000 (RMB 300,000) grant from the Shenzhen Science & Technology Bureau, which we received in 2003. In September 2003, HTF released its first version of the software, "Credit Guarantee
Management Information System," which was then successfully implemented in Shenzhen City Small-To-Medium-Sized Enterprises Credit Guarantee Center. The product generated approximately $432,490 of revenue in 2005, approximately $120,000 in revenue in 2004 and approximately $35,000 of revenue in 2003.

      China's Credit Guarantee System was established by the National Economic and Trading Commission in 1999 in order to facilitate the financing of small and medium-sized enterprises ("SMEs"), which have difficulty obtaining bank loans. The government-sponsored Credit Guarantee System supplements the existing commercial credit guaranty industry, which is composed of various for-profit commercial enterprises. Under the Credit Guarantee System, government-funded local and regional agencies and nonprofit organizations provide guarantees to enable SMEs to obtain loans.

      HTF's software provides a means of collecting and organizing data from SMEs and performs risk management functions, such as financial analysis, credit evaluation and risk estimation. The software is marketed for use both by participants in the government-sponsored system and by private, commercial credit guarantors.

      At present, HTF's credit guarantee software is sold to 32 credit guarantee organizations in over 17 provinces throughout China.

      We believe that our existing relationships with municipal credit guarantee organizations which purchase our software will enable us to retain a large market share for this product even if competitors enter the field. Based upon statements by the President of China Economics Technology Investment Guarantee Co., Ltd., we estimate that in several years there will be approximately 5,220 credit guarantee entities in China. Assuming an average price of approximately $12,100, (RMB100,000) per system, we estimate that the potential market for this product may be up to $63 million (RMB 521,419,500).

      HTF's credit guarantee management software is based on the Microsoft(R) Visual Studio.net software development platform and database technology. Some basic specifications of the software are as follows:

      o Operating system: supports Microsoft Windows(R) operating system but can also be operated on IBM and HP UNIX operating systems.
      o     Development platform: Microsoft Visual Studio.net
      o Database: capable of supporting various different databases such as Microsoft SQL Server, Oracle and Sybase.

      As with our housing accumulation fund software, HTF's credit guarantee software is packaged in modules, allowing users to "customize" their systems by selecting and purchasing particular functions to meet their needs. Presently available functions for this software include business flow control, risk management, data analysis, and decision-making features. It also has two general application modules: a document management module and an office management module, which provide assistance to customers in their daily operations.

c)    Property Management Software

      HTF has developed property management software and real estate exchange and information management systems pursuant to the request of several of its Housing Accumulation Fund software customers and related parties. The software was originally developed as "custom" products and, to date, has been sold only on an occasional basis. Customers currently using our property management software include four government property management bureaus, one commercial real estate developer and one real estate agent. We did not sell any property management software in 2004 and 2005.

      In China all records related to rights to use real property are filed at local and regional "Real Estate Exchange Centers," which maintain official databases of such information, Real Estate Exchange Centers are subject to supervision by property management bureaus regulated by the PRC Ministry of Construction.

      The primary function of our property management software is to enable users to access official government property ownership and use rights registries. Users can search for official documents on file and process and analyze information relating to property ownership. Although there were no sales of this product in 2004 and 2005, we have continued to update the software and believe that it could potentially be marketed to the general real estate industry in China. This would include Real Estate Exchange Centers, property management bureaus, commercial property management companies and a large number of real estate agents.

      We estimate that in China there are over 3,000 Real Estate Exchange Centers, about 300 property management bureaus, over 1,000 commercial property management companies and a large number of real estate agents. Based on the foregoing, we estimate that the total potential market for property management software and related systems integration services, which includes various applications software, system software platforms, systems integration and software upgrade services, is approximately $145 million (RMB 1.2 billion).

d)    Family Planning Software

      Family planning software is HTF's newest line of products. HTF began developing this product in 2003 for use by government family planning management departments, public education organizations and nonprofit family planning associations, and recently completed its first sales of the software.

      Family planning is a basic national policy which was officially instituted by the PRC government during the 1970's and 1980's. The PRC government has committed to building a national network for disseminating population and family planning information by 2006. This plan calls for 80% of China's 3,000 counties to have access to a central information system for child-bearing age women by the end of 2005.

      HTF's family planning software is designed for use in connection with such central information system. It creates a large-scale, networked database that can be accessed by users without connecting to the internet and automatically switches between the "online" and "offline" status. The system combines the "internet browser server and client local server" structure.

      HTF's population and family planning management software provides such functions as data collection, processing, statistical reporting, search engine capabilities, an "early warning" system for monitoring rapid population increase and system maintenance. The system is used by different levels of government family planning management departments, public education organizations and family planning associations. The system is intended to automate the input, processing and analysis of information, thereby enabling faster information exchange than is currently possible under the existing manual input system. In addition, by creating a central database which can be accessed by various organizations throughout China, our system will allow for increased sharing of information and data resources, which we believe will improve the quality and consistency of services offered by the organizations participating in the network and allow such organizations to operate more efficiently.

      Based upon recent population and demographic statistics, we estimate that the number of potential users of the software is over 400,000. Sales of family planning management software accounted for 2% of revenues in 2005 and 4% of revenues in 2004.

e)    Systems Integration Services

      In addition to our four proprietary lines of software products, HTF also markets software products produced by other companies as a value-added reseller. In such cases, HTF provides value-added services, such as installation, configuration and similar systems integration services, for an additional charge over the "base" price of the software. HTF currently has agreements with Lenovo, Inc. (the largest information technology company in China) and Microsoft(R) Corporation pursuant to which we sell value-added systems integration services. Sales of such services accounted for approximately 27% of revenues in 2005 and 23% of revenues in 2004.

New Products

      In 2005 we developed HTF Housing Accumulation Fund Network Based Management Software. It was a specifically designed new Housing Accumulation Fund software for the network based management of Housing Accumulation Fund in order to help large and middle sized fund management centers because such new software has all of the Housing Accumulation Fund business process functions the centers need under the Housing Accumulation Fund Regulations promulgated by the PRC State Counsel in 1999 (as amended in 2002). We have entered into contracts at the aggregate amount of $140,000 for this new software so far.

Principal Markets

The Company currently markets and sells its products in the PRC.

Seasonality of our Business

The development and demand of our software are not related to seasons.

Sources and Availability of Raw Materials

      Our products consist largely of intangible technology and data, accordingly, our supply needs, which consist mostly of data storage media and packaging materials, are minimal and can be easily be satisfied by many different vendors.

      We make advances to certain of our suppliers for our purchases of materials in order to receive bulk discounts and reserve the unit cost of our supplies at a lower price. Our relationship with our vendors and suppliers is good, and we are not aware of any circumstance which would cause any of our vendors or suppliers to discontinue doing business with us.

Marketing Strategy

      Our products and services are currently marketed and sold directly to our customers primarily through our employee sales force. Our sales representatives identify and contact potential customers by telephone, brochure mailings, and personal meetings. Potential customers are also invited to visit our facilities. In addition, we participate in various activities organized by the administrative bureaus to explore new business opportunities.

      The specifics of our marketing strategy are as follows:

      o Monitor changes in market demand to be able to timely establish and adjust our marketing system and sales network.
      o Continue to target government and other large, "strategic" clients through joint design and development efforts.
      o Develop strategic partnerships with other well-known, reputable information technology manufacturers.
      o Promote our products through media, our company website and industry exhibitions.

a)    Sales Strategy

      Since our applications software is industry specialized, our basic sales model principally focuses on the "direct sale" method, complemented by agent sales. Our main sales technique is to provide individual clients with targeted, integrated solution plans for achieving their computerization objectives.

b)    Pricing Strategy

      We currently employ three different pricing strategies:

      Pricing policy: for products with the same technology content as competitors, we will generally set our price at the same level as or slightly higher than that of the highest-priced competitor. It is our policy not to engage in, or precipitate, any price wars with other companies; however, we may occasionally offer lower prices in order to gain customers who we feel would have an important influence on our long-term development strategy.

      Pricing by the size of customers: Usually the larger the customer, the higher the expense for software installation, testing, training and maintenance; accordingly, we set different levels of prices based on the size of our customers. In the case of housing accumulation fund software, the size of the user is directly related to the number of employees participating in the fund; the larger the number of employees, the higher the price we charge for our software.

      Pricing by the software module: Each module of our software has a separately quoted price. Customers can choose to purchase different modules according to their needs.

      We do not charge separately for systems integration or training services related to sales of our products. We do charge for such services when they are provided in connection with sales of other companies' products; such charges are recognized as part of the overall price charged for the products.

c)    Product Strategy

      Our  business  plan  includes  the   following   strategies   for  product
development:

      o Continuously invest in product research and development: and develop new generations of software systems that fit future business models.
      o     Pursue development of a number of different products.
      o Study competitors and their products and promote innovation and originality in our product concept and technology.
      o Develop different versions of our software specifically designed for various different groups of users.

d)    Strategic Alliances

      In 2005, approximately 27% of our revenues were from sales of value-added services pursuant to our strategic alliances with other information technology companies. In addition, our strategic alliances have provided us with funding to develop new products, such as our credit guarantee software.

      By developing strategic partnerships with other software companies, we believe that we can broaden and expand the potential markets for our products and enhance their competitive position in the marketplace.

      We currently have the following strategic alliances:

      We are a licensed "Microsoft(R) OEM System Builder", which allows us to make bundled sales of Microsoft(R) Windows and SQL Server together with our own products. As an authorized member of the "Microsoft(R) dealer coalition," we can also sell other Microsoft(R) software products on a stand-alone basis. Our housing accumulation fund software received a Windows(R) Server 2003 product certification, which grants us the right to use the "Windows(R)2003" logo in conjunction with sales of our own products. We believe that this significantly increases the value of our products.

      On August 30, 2003, we signed a PartnerWorld Agreement with IBM, pursuant to which we pair the IBM P-server in conjunction with our Housing Accumulation Fund software to create the "IBM-HTF Housing Accumulation Fund System Solution."

      Lenovo Group is China's largest information technology manufacturer. On March 24, 2003, HTF entered a Cooperative Agreement with Lenovo and became a value-added service provider of Lenovo's server storage products. Together with Lenovo, we provide data storage solutions for clients in such market sectors as government, education, enterprises, finance, telecommunications, etc. Under the terms of the agreement, we are entitled to sell Lenovo's products with Lenovo's brand as an independent sales agent and bundled products which incorporate Lenovo's products. We purchase Lenovo's products at up to a 15% discount, depending on the quantity purchased and other factors. We also provide our own maintenance services to purchasers of such products. We believe the partnership has helped us to grow our systems integration revenue, which reached $631,000 (RMB 5.2 million) in 2003. Our systems integration revenue decreased to $325,800 in 2004, primarily as a result of Lenovo's decision to subdivide HTF's territory into three districts. Our systems integration generated approximately $507,165 of revenue in 2005.

      On November 12, 2002, HTF and Shenzhen Small-to-Medium-Sized Enterprises Credit Guarantee Center signed a Cooperative Development Agreement for the purpose of developing a Credit Guarantee Information System for SMEs. Under the agreement, both parties jointly own the copyright of the cooperative product and share the post-tax profits from sales of the product at the rate of 20% for the Center and 80% for HTF until the expiration of the copyright. The term of the contract is from August 1, 2003 to December 31, 2052.

      We intend to continue to pursue strategic partnerships with other domestic and international information technology companies.

Intellectual Property

      All of our products are protected under the PRC Copyright Law, which was enacted by the General Committee of the PRC National People's Representative Committee in 1991, and the PRC Computer Software Protection Regulations ("Software Regulations") promulgated by the PRC State Counsel in 2001.

      Under the PRC Copyright Law, a copyright protects both the design of a software product and the name of the product. Copyrights are granted for a term of 50 years from the date of first publication or, if there is no publication, from the date of development. Publication is not necessary to obtain copyright protection in the PRC.

      Under the PRC Copyright Law, a copyright entitles its owners to obtain various injunctions against infringers. These include an injunction against further infringement, an injunction to preserve evidence of infringement and an injunction freezing the infringer's bank accounts. In addition, an aggrieved copyright owner can also seek monetary damages, either by means of a lawsuit or through arbitration. As previously discussed, there are many uncertainties in China's legal system, and enforcement of intellectual property rights has been difficult. In the event that we are unable to enforce our copyrights, we might not be able to obtain one or more of the foregoing forms of relief.

      We have registered the following products with the National Copyrights Bureau of the PRC.


Registered Names                           Registered No.       Date of Issuance
--------------------------------------------------------------------------------

1. HOUSING property exchange and           Registered No.       01/15/2001
information management system V2.0         2001SR0147
                                           Soft. No.0007080

2. HOUSING accumulation fund               Registered No.       01/15/2001
management software (Office version) V     2001SR0145
1.0                                        Soft. No.0007078

3. HOUSING accumulation fund               Registered No.       01/31/2001
management center software (C/S            2001SR0222
version) V3.0                              Soft. No.0007155

4. HOUSING Estate Property Management      Registered No.       01/15/2001
Software V2.0                              2001SR0146
                                           Soft. No.0007079

5. HOUSING(R) House Property Application   Registered No.       06/10/2002
Information Management (IC card)           2001SR0138
System (C/S Version) V1.0                  Soft. No.000138

6. HOUSING(R) accumulation fund personal   Registered No.       07/12/2002
loan management system V1.0                2001SR1184
                                           Soft. No.001184

7. HOUSING(R) Record Management V1.0       Registered No.       07/15/2001
                                           2001SR1205
                                           Soft. No.001205

8. HTF OA system V1.0                      Registered No.       01/20/2003
                                           2001SR0464
                                           Soft. No.005555

9. HTF Population& Family-planning         Registered No.       12/09/2003
Management Software V2.0                   2003SR12654
                                           Soft. No.017745

10. CGC Credit Guarantee Management        Registered No.       12/02/2003
Information System (GMIS) V1.0             2001SR12275
                                           Soft. No.017366

11. HOUSING(R) Subsidy Management System   Registered No.       09/01/2003
V3.3                                       2001SR9331
                                           Soft. No.014422

12. Small Loan Credit Guarantee            Registered No.       05/31/2006
Management Software V1.0                   Soft. No.054648

13.HTF Loan Risk Control Software V1.0     Registered No.       05/31/2006
                                           Soft. No.054649

14.Housing Accumulation Fund Management    Registered No.       05/31/2006
Software (Unit Version) V2.0               Soft. No.054650

15. Housing Accumulation Fund Center       Registered No.       05/31/2006
Management Software (Unit Version) V2.0    Soft. No.054651

16. Housing Accumulation Fund Net          Registered No.       05/31/2006
Comprehensive Management Software          Soft. No.054652

      We are the sole owner of all of the above copyrights, except our CGC Credit Guarantee Management Information System, which we own jointly with the Shenzhen Small-to-Medium-Sized Enterprises Credit Guarantee Center. Under the PRC Copyright Law, ownership rights to software vest in the party which develops the software unless otherwise agreed to. In the event that the two or more parties collaborate in developing software, then ownership rights to various portions of the software will vest in the respective party responsible for developing such portions or, if the portions are not severable, then jointly in all of the parties. In cases of joint ownership, rights and licensing fees are apportioned either pro rata or as otherwise agreed by the parties.

      The following software products of HFT are registered with Shenzhen Software Industry Association, which is an organization approved by the PRC Ministry of Information. Registration with the Shenzhen Software Industry Association is recognized all over China.

Software Registered Names                                       Registration No.
--------------------------------------------------------------------------------

HOUSING accumulation fund management center software            SZ DGY-2001-0056
(C/S Version) V3.0

HOUSING property exchange and information management            SZ DGY-2001-0058
Software V4.0

HOUSING Accumulation Fund management software (Unit             SZ DGY-2001-0057
version) V1.0

HOUSING Property Management Software V2.0                       SZ DGY-2001-0059

HOUSING accumulation fund management software (Unit             SZ DGY-2003-0156
Version)

HOUSING accumulation fund management center software V          SZ DGY-2003-0157
3.60

HTF Population and Family-planning Management Software          SZ DGY-2003-0523
V2.0

HTF Credit Guarantee Management Software V1.0                   SZ DGY-2003-0582

HTF small loan Credit Guarantee Management Software V1.0        SZ DGY-2004-0242

HTF Housing Accumulation Fund Net Comprehensive                 SZ DGY 2005-0263
Management Software V10.0

HTF loan risk control software V1.0                             SZ DGY 2005-0626

Competition

      The market for software products is highly competitive, with a large number of new companies entering the Chinese market each year. Although competition is largely on the basis of technological innovation, functional design and price, conditions vary according to the type of software involved. Foreign companies currently have a clear advantage over Chinese companies in system software; however, in the field of applications software, where there is a great need for specialization, we believe that local Chinese software enterprises have unique advantages.

      The first such advantage comes from product localization; the design of applications software requires an in-depth understanding of local business customs, management systems, culture and traditions. A second advantage enjoyed by local Chinese companies comes from service localization; because of the logistical barriers involved, it is more difficult for foreign companies to establish a national service network to support their products within China in a short time period.

      HTF  develops   industry-specialized   applications  software  and  serves
domestic Chinese customers. Our software products are, to a large extent, based on Chinese platforms and interfaces.

      At present, the domestic Chinese applications software market is very fragmented. There are many identified subsectors, such as accounting software, translation software, commercial software and Chinese system-based management software. We do not directly compete with companies producing products in other subsectors. In addition, many of our competitors and potential competitors are small companies with limited resources and undiversified product lines.

      Competition in the Housing Accumulation Fund Software Market

      Because housing accumulation fund software is a very specialized market, there are only a small number of companies that compete in this market. While our customers are mainly located in municipal cities, our major competitors' customers are mostly either in the cities where Housing Accumulation Fund system is in testing period or the places where such competitor themselves are located. We believe that we have 50% of the total Housing Accumulation Fund market in the year of 2005. We believe that our advantages are that we can provide a package solution for Center, Bank and Units in whole.

      Competition in the Credit Guarantee Software Market

      We are not aware of any other commercial software company that offers a product in direct competition with our credit guarantee software in China. Some credit guarantee centers have begun to use software platforms similar to ours; however, we believe that such platforms do not have the technical function, work-flow definition and product flexibility offered by our product.

      Competition in the Family Planning Software Market

      Our closest competition in the family planning software market is Shenzhen WanGuo Software, which developed the "Pregnant-age Women Pregnancy Planning Information Management System" in 1998 for customers such as Shenzhen Municipal Population Planning Commission which is part of Shenzhen Municipal Government and its subsidiaries. We believe that we have advantage on post-sale services on the family planning software.

      Another major competitor of ours is Shenzhen MaiKeLong. Their products are currently in use throughout Guangdong province as well as part of Beijing Municipality and Fujian Province. We believe that Shenzhen MaiKeLong is our most powerful competitor in family planning software.

      There are also a number of companies whose products are marketed only on a local or regional basis. These include: Luzhou HongSheng Technology, Guizhou XinTian PC, Zhengzhou YueTai Software and Hunan JinQiao Software.

      Competition in the Property Management Software Market

      Currently, there are three types of entities in China which are engaged in the development of property management software. The first category includes professional software companies, such as Huangzhou Aowei, HTF and Chuanda Software. The second category of entities currently involved in developing property management software is non-professional computer companies. Although such companies can develop systems for their customers, they lack the ability to maintain and update the software and focus on marketing hardware rather than software. The third category of property management software developers consists of government Housing Departments, which sometimes employ their own professionals to design and develop the software they use. In many cases, Housing Departments rely upon a single professional for software development and system maintenance, and therefore are limited by a lack of resources.

Governmental Regulations

      Under the Software Products Registration Administrative Regulations promulgated by the PRC Ministry of Information Industry (the "Ministry") in 2001, no software products are permitted to be sold in the PRC unless they are registered with the local authority designated by the Ministry. All of our products are registered with the State Economic Development Bureau and Shenzhen Information Offices, which are designated by the Ministry.

      In addition, HTF was designated a "National Certified Software Company" in 2002. Under the regulations promulgated by the Ministry, "National Certified Software Company" status is accorded only to software companies which own the intellectual property rights to their products and have at least 50% of their employees engaged in research and development. While such status is not required to produce or sell software in the PRC, it entitled us to certain privileges and benefits. Because HTF is a National Certified Software Company, we have received research and development grants of $36,000 (RMB300,000) from the Shenzhen Science and Technology Bureau in 2003 and $60,459 (RMB500,000) from the National Development and Reform Committee in 2004 to develop our credit guarantee software.

4.C. Organizational Structure

The Company is not part of a group.

The following is a list of the Company's subsidiaries:

--------------------------------------------------------------------------------
                                          Jurisdiction of             Percentage
                                          Incorporation               Ownership
--------------------------------------------------------------------------------
China International
Enterprises Corp. ("CIEC")                U.S.A.                      100%

Heng Xing Technology Group
Development Limited ("XHT")               British Virgin Islands      100%

Shenzhen Hengtaifeng
Technology Co., Ltd.
("HTF" or the "Operating Company")        China                       100%
--------------------------------------------------------------------------------

4.D. Property, Plants and Equipment

      HTF leases approximately 640 square meters of space for HTF's executive offices and operations in Shenzhen, China from Shenzhen Chuangwei-RGB Electronic Co., Ltd. The lease is for a term of two years from February 25, 2006 to February 24, 2008 at the monthly rent (including property management and air conditioning maintenance fees) of approximately $4,843 and $5,225 for the twelve months ended February 24, 2007 and February 24, 2008, respectively. Its previous lease was on the same premise with the same landlord for three years from February 25, 2003 to February 24, 2006. The monthly rent under the lease (including property management and air conditioning maintenance fees), was approximately $4,398 (RMB 36,400). We received a government rent subsidy of approximately $1,544 (RMB 12,780) for monthly rent until February 2005 for the Entrance of Software Enterprises into Shenzhen Software Enterprise Zone.

      HTF leases a sales office of approximately 133 square meters in Beijing, China from Ms. Ling Chen, our Chairman, President and Director, Mr. Yuanqing Li's wife on a year-to-year basis. The current term is from September 1, 2005 to August 31, 2006 at a monthly rent of approximately $867 (including management and air-conditioning maintenance fees), which is at the level of the market rent.

      HTF also owns approximately 170 square meters of office space at Room 202 and 702 of Xu Yuan #27, Unit 4 of Sunny Garden, Dian Chi Rd, Kunming, China. The property is used as a sales office. HTF purchased the property for $25,227 (RMB 209,027.73) on January 15, 2001. On November 5, 2003 HTF paid another $3,560
(RMB29,461) for the property to fill the shortfall between the commercial property price and governmental subsidized property price as local real property policy requires.

      On December 15, 2003 HTF entered into a purchase agreement for approximately 600 square meters of space which was to be used as our executive offices and for operations at Shenzhen Municipal Tian'an Digital Chuang Ye Garden Suite A, Room 802. The property was purchased for $513,577 (RMB 4,250,724). In connection with the purchase, Mr. Yuanqing Li obtained a loan from China Xing Ye Bank, Shenzhen Xiang Mi Hu Branch in the amount of $359,129 (RMB 2,970,000) for HTF and HTF granted a mortgage on the property to secure repayment of the loan. The Company sold the property on April 20, 2005 for $540,050 (RMB4,463,230). The mortgage on the property was released prior to the time of the sale.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.   Operating and Financial Review and Prospects

      The following discussion and analysis discusses trends in the Company's financial condition and results of operations for the two fiscal years ended December 31, 2005 and 2004. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and are expressed in United States dollars. Unless noted otherwise the presentation represents the consolidated financial results of the Company and its subsidiaries.

Critical Accounting Policies.

      The Company's discussions and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of its tangible and intangible assets. Actual results could differ from the estimates. The Company believes the following are the critical accounting policies used in the preparation of the consolidated financial statements.

      The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. If the Company were not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company had comprehensive income of $195,085 and used cash flow in operating activities of $40,648 for the year ended December 31, 2005, and had a cash and cash equivalents position of $375,856 and a working capital position of $1,510,954 at December 31, 2005. As of the date of this report the Company's source of business operations and operating revenue is from its software business.

      The Company accounts for stock based compensation associated with the repricing of employee stock options in accordance with the provisions of FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"). For accounting purposes, the repricing of outstanding stock options requires variable accounting for the new options granted from the date of modification. Variable accounting requires that the intrinsic value, being the excess of the current market price at the end of each reporting period in excess of the exercise price of the repriced options, be expensed as non-cash stock based compensation expense, until such time as the repriced options are exercised, expire or are otherwise forfeited. Any increase in the intrinsic value of the repriced options will decrease reported earnings, and any subsequent decreases in value will increase reported earnings. The Company has no repriced employee stock options outstanding at December 31, 2005.

      In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement 123 (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R requires all companies to measure compensation costs for all share-based payments (including employee stock options) at fair value and recognize such costs in the statement of operations. FAS 123R is effective for small business issuers for periods beginning after December 15, 2005. The Company will continue to account for stock-based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") until adoption of FAS 123R on December 15, 2005. In accordance with APB 25 and related interpretations, compensation expense for stock options is generally recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. The compensation costs related to stock options recognized by the Company pursuant to APB 25 were minimal. As a result, the application of the provisions of FAS 123R may have a significant impact on Operating Income before Depreciation and Amortization, Operating Income, net income and earnings per share.

A.    Operating Results

Net Revenue

For the twelve month period ended December 31, 2005 ("YTD 2005") net revenue was $1,880,143 compared to $1,373,079 for the twelve month period ended December 31, 2004 ("YTD 2004"), an increase of $507,064 or approximately 36.9%. The primary reasons for the increase in net revenue in 2005 were a $312,490 increase in credit guarantee software and a $184,265 increase in systems integration revenue. Sales of our credit guarantee software in 2005 increased by $432,490, or 260% from $120,000 in 2004. Sales of our systems integration in 2005 increased by $5071,65, or 57% from $325,800 in 2004. The increase in Credit Guarantee software and systems integration revenue in 2005 is due to an increase in market share and increased demand for the software.

Gross Profit (Revenue less Cost of Goods Sold).

Gross profit for the twelve month period ended December 31, 2005YTD 2005 was $1,307,779 as compared to $995,403 for the twelve month period ended December 31, in YTD 2004, an increase of $312,376 or approximately 31.4% from the year ended December 31, 2004. The increase in gross profit was primarily due to the increase in sales and revenues as mentioned above.

Personnel Expenses

YTD 2005 salaries were $46,443 as compared to $21,580 during YTD 2004. Increase in salaries can be attributed to the in hiring of nine additional full time employees and the increased salaries of previous employees.

The Company has no repriced employee stock options outstanding at December 31, 2005. The Company believes that non-cash compensation expenses due to the repricing of stock options will not have an impact on the Company's results of operations going forward.

Depreciation and Amortization

Depreciation and amortization costs was $60,814 for the twelve month period ended December 31, 2005 as compared to $56,944 for the twelve month period ended December 31, 2004.

Depreciation and amortization costs remain relatively unchanged year on year.

General and Administrative Expenses

General and administrative costs were $638,805 for the twelve month period ended December 31, 2005 compared to $634,321 for the twelve month period ended December 31, 2004.General and administrative costs remained relatively unchanged year on year.

Net Income (Loss) from Operations.

Net income from continuing operations was $49,593 for the twelve month period ended December 31, 2005 as compared to net loss of $131,711 for the twelve month period ended December 31, 2004. The increase in net income from operations was primarily due to the increase in sales and revenues as mentioned above.

Net Income and Comprehensive Income.

Net income was $170,573 for the twelve month period ended December 31, 2005 as compared to a net income of $45,783 for the twelve month period ended December 31, 2004. Comprehensive income was $214,241 for the twelve month period ended December 31, 2005 as compared to $48,177 for the twelve month period ended
December 31, 2004. The increase in net income and comprehensive income was primarily due to the increase in sales and revenues mentioned above.

B.    Liquidity and Capital Resources.

Liquidity and Capital Resources - Assets

At December 31, 2005, the Company had a working capital of $1,530,111 including cash and cash equivalent balances of $375,856 compared to a working capital balance of $1,003,306 at December 31, 2004 including cash and cash equivalent balances of $191,165. The increase can be attributed to the increase of $258,777 in cash flow from investing activities and repayment of $122,046 on a bank loan.

Net accounts receivable as of December 31, 2005 were $431,218 compared to $255,290 as of December 31, 2004. The $175,928 year on year increase is because that there was a bad debt allowance of $175,928 in 2004 and there was no further bad debt allowance in 2005.

Inventory at December 31, 2005 was $437,771 as compared to $312,046 at December 31, 2004 as a result of a $121,357 increase on base or core software materials.

Other receivables totaled $572,542 at December 31, 2005 as compared to $236,352 as of December 31, 2004. The increase was primarily due to the increase in sales and revenues as mentioned above.

During 2005 net cash provided by operating activities was $40,648 as compared to $213,556 in 2004. This is mainly due to reduction of accounts receivables and other receivables in 2005 as compared to 2004.

Net cash provided in investing activities accounted for $258,777 in 2005 as compared to $150,838 in 2004. This is attributable to the increase in receipt of cash on disposal of properties in 2005 of $531,644 as compared to $158,399 in 2004.

The transfer of funds to the Company in the form of cash dividends, loans or advances are subject to the PRC foreign exchange regulations. The PRC's national currency, Renminbi, is not a freely convertible currency. Please refer to the risk factors "Governmental control of currency conversion may affect the value of your investment"; "The fluctuation of the Renminbi may materially and adversely affect your investment"; "Recent PRC State Administration of Foreign Exchange ("SAFE") Regulations regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy. The failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law."

Liquidity and Capital Resources - Liabilities

Accounts payable and accrued expenses increased to $140,900 at December 31, 2005 compared to $17,650 at December 31, 2004. The increase can be attributed to the $50,000 auditor fees accrued in 2005 in addition to the customer advances of $66,502 for software engineering projects.

The Company has no long-term debt or other long-term liabilities.

Liquidity and Capital Resources - Capital Stock and Equivalents

The Company has entered into no derivative financial instrument arrangements as of December 31, 2005.

The Company received $70,000 in funds through the issuance of capital stock during the year ended December 31, 2005. This relates to the offer and sale of restricted common stock of the Company. Under the terms of the Warner Private Placement Agreement as we defined under Item 7B of this annual report, the Company issued 139,246,065 shares of restricted common stock for gross proceeds of $70,000.

The Company currently has no external sources of liquidity. However, in the Company's opinion, it currently has sufficient working capital sufficient for the Company's present requirements.

Research and Development Activities

      Most of our products were originally developed according to specifications supplied by a particular customer, who also typically provides funding for the projects. If we judge that certain products have long-term market promotion value, we may invest additional time and our own resources in order to improve and commercialize them. In 2003, we invested an aggregate of $125,657 (RMB1,040,000) in research and development activities, 65% of which was used for improving our Housing Accumulation Fund software and property management software and 35% of which was used to develop our credit guarantee and family-planning software. In addition, we received $525,998 (RMB 4.35 million) from our clients for research and development. In 2004, we invested an aggregate of $179,339 (RMB 1,484,300) in research and development activities, 58% of which was used for the improvement of our credit guarantee software and 42% of which was used for the improvement of our housing accumulation fund management software. We also received $108,827 (RMB900,000) from our clients for research and development. As of December 31, 2004, we employed 33 people who were engaged in research and development activities. In 2005, we invested an aggregate of $270,672 (RMB 2,217,787) in research and development activities, 43% of which was used for the improvement of our credit guarantee software and 57% of which was used for the improvement of our housing accumulation fund management software. We also received $516,540 (RMB4,232,336) from our clients for research and development. As of December 31, 2005, we employed 44 people who were engaged in research and development activities.

Off Balance Sheet Arrangements

The Company has no off balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

Contractual Obligations

The following table sets forth contractual obligations of the Company as of December 31, 2005.

--------------------------------------------------------------------------------
                              Less Than    One to         Three to     More Than
                              1 year       Three Years    Five Years   5 Years
--------------------------------------------------------------------------------
Long-Term Debt                Nil          Nil            Nil          Nil

Capital Leases                Nil          Nil            Nil          Nil

Operating Leases              $65,052      62,700         Nil          Nil
                                           ------

Purchase Obligations          $83,144      Nil            Nil          Nil

Other Long-Term Liabilities
Reflected on the Company's
Balance Sheet under the GAAP
of the primary financial
statements                    Nil          Nil            Nil          Nil

Total                         $148,196     $62,700
--------------------------------------------------------------------------------

Item 6.   Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

      Name             Position(s)                     Age

      Yuanqing Li      Chairman,                       37
                       President and Director

      Jianping Wu      Director                        34

      Ming Liu         Director (independent)          31

      John Leo         Director (independent),         41

      Dinghong Shen    Chief Financial Officer         37
                       & Chief Accounting Officer

      Qingbiao Yu      Secretary                       38

      Mr. Yuanqing Li has been our Chairman, President and a Director since August 19, 2005. He has been the Chairman, President and Director of CIEC since January 2005, the Executive Director of XHT since 2004 and the Chairman of HTF since 2003. He has been a director of HTF for more than five years and was the CEO of HTF from 2000 to 2004. Mr. Li has also served as the Director of Jiangsu Qi Hang Digital Control Engine Bed Co., Ltd. and Jiangsu Zhenjiang Xinzhou Mechanics Factory, and as the Executive Director of Hengtaifeng International Holdings Co., Ltd. He graduated from Shenzhen University in 1989 and earned an Executive MBA degree from Zhongshan University in 2003.

      Ms. Jianping Wu has been one of our Directors since August 19, 2005 and a Director of CIEC from January 2005 to February 12, 2006. She has also served as the CEO of HTF since January 1, 2005. Ms. Wu has served as the Manager of Credit Guarantee Department of HTF and the Vice President of HTF from 2003 to 2004. She was the Vice President of Shenzhen Municipal Pu Da Technology Co., Ltd., an enterprise engaged in the development and sale of office management software and client source management software, from 2001 to 2003, a member of the Project Research Staff of Shenzhen Saibo Technology Co., Ltd., an applications software company specializing in networking software, from 2000 to 2001 and the Sales Manager and Manager of the Market Department of Shenzhen Shu Ju Tong Computer Network System Co., Ltd. from 1999 to 2000.

      Mr. Ming Liu has been one of our Directors since May 2005. He is a business professional having served with several technology companies. During 2004 Mr. Liu was Secretary of Advanced Battery Technologies Inc. (OTCBB: ABAT). He had been a director of Advanced Battery Technologies Inc. from September 2004 to October 2005. Prior to this he was Vice President of Heilongjiang Zhongqiang Power Tech. China from 2002 to 2004 and Vice President of Haerbin Ridaxing Science & Tech. Co., Ltd. China from 1999 to 2002. Mr. Liu is currently a Director of Advanced Battery Technologies Inc.

      Mr. John Leo has been one of our Directors since May 2005. He is the founder and President of American Union Securities, Inc. ("AUS"). AUS is an NASD member firm, which specializes in identifying successful private companies in China that have the potential to be a successful public company in the US. Prior to starting AUS Mr. Leo was the founder and managing member of Venture Capital Partners, LLC ("VCP"), a private merchant banking and consulting firm. VCP provided various advisory services to both late stage private companies and small to mid-sized public companies. From 1997 through 2001 Mr. Leo worked as a market maker trading Pink Sheet, OTC BB, and NASDAQ listed securities as well as IPO's. Mr. Leo has an extensive background in securities trading and the financial transaction business. He became a registered representative in 1987 focusing on small to midsize companies, private placements and secondary offerings. He has previously worked for several full service investment banking and brokerage firms, as well as wholesale and proprietary trading firms, as a principal and as a market maker.

      Ms. Dinghong Shen has been our CFO and Chief Accounting Officer since August 19, 2005 and a CFO and a Director, CFO and Chief Accounting Officer of CIEC since January 2005. She has been Financial Manager of HTF since 2003. From 1999 to 2002 she served as the Manager of He Zhong Heng Software Co., Ltd.

      Mr. Qingbiao Yu has been our secretary since August 19, 2005 and the secretary of CIEC since January 2005. During the past five years, he has worked for HTF serving as Assistant Manager of the Technology Department from June 1, 2001 to December 31, 2001, Administrative Manager on Human Resource Administration from January 1, 2002 to December 31, 2002, vice president of HTF and manager of the HTF IT resource department from January 1, 2003 to December 31, 2003; executive vice president of HTF and manager of the HTF IT resource department from January 1, 2004 to December 31, 2004 and vice president of HTF since January 1, 2005. Prior to his joining HTF, he had worked for Jing Zhong Daily as Editor and Director for the Computer Center for over 11 years.

      There is no family relationship between any directors or executive officers listed above.

6.B. Compensation

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

      The following table sets forth the amounts of compensation paid to each of our directors and officers for the fiscal year ended December 31, 2005.

--------------------------------------------------------------------------------
                   Base                                Benefits
Name               Salaries            Bonuses         in Kind        Total
--------------------------------------------------------------------------------
Yuanqing Li        $16,800             0               0              $16,800
--------------------------------------------------------------------------------
Jianping Wu        $11,000             0               0              $11,000
--------------------------------------------------------------------------------
Ming Liu           0                   0               0              0
--------------------------------------------------------------------------------
John Leo           0                   0               0              0
--------------------------------------------------------------------------------
Dinghong Shen      $10,700             0               0              $10,700
--------------------------------------------------------------------------------
Qingbiao Yu        $10,700             0               0              $10,700
--------------------------------------------------------------------------------

      For the year ended December 31, 2005, the aggregate amount of pension, medical and non-employment insurance paid by the Company's subsidiaries to its PRC directors and executive officers was approximately $4,666.

6.C. Board Practices

      According to the Company's bylaws, at each annual meeting of the Company, all the directors shall retire and the shareholders entitled to vote shall elect the directors. A retiring director shall be eligible for re-election. Where the Company fails to hold an annual meeting, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual meeting could have been held until the earlier of the time when their successors are appointed or elected or the next annual meeting. The board of directors shall annually or as often as may be required appoint officers.

      Prior to August 19, 2005, the Board of Directors of the Company consisted of Messrs. Ming Liu, Huakang Zhou and John Leo. Following the closing of the Share Exchange Agreement on August 19, 2005, Mr. Zhou resigned as a director and resigned from all of his positions at the Company, including without limitation, President, Chief Executive Officer and Chief Financial Officer. The remaining directors elected Mr. Yuanqing Li and Ms. Jianping Wu as directors. In addition, the Board of Directors appointed new executive officers of the Company. The newly appointed directors shall serve until the next annual meeting of shareholders or until their earlier death, disability, resignation or removal.

      The Company or its subsidiaries do not have service contracts with directors which providing for benefits upon termination of employment.

      Currently, the entire board of directors is acting as the Company's Audit Committee.

6.D. Employees

      As of December 31, 2005, we had 85 full-time employees, including 8 management employees, 45 employees engaged in technology research and development, 21 employees engaged in sales and marketing and 11 administrative employees. We have 2 temporary employees. All of our employees are located in China.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following is a list of the major shareholders of the Company who owns more than 5% of the Company's voting securities as of December 31, 2005 (pre-split) and June 7, 2006 (post-split):

                                                                                      Percentage of Shares
Name and Address                         Number of Shares       Number of Shares      out of the Total
of Shareholders                          (Pre-split)            (Post-split)          Outstanding Shares
Yuanqing Li                              345,600,000            10,800,000            50.2%
Suite 2911-2912, 29th Floor
Two International Finance Centre
No. 8 Finance Street
Central, Hong Kong

Zhenliang Qiu                            172,800,000            5,400,000             25.1%
Building 86-306
Yuanling Xincun
Futian District
Shenzhen, PRC

Ling Chen                                57,600,000             1,800,000             8.4%
5-402 Chiwei Building
South Huaquiang Road
Shenzhen, PRC

      Under the Share Exchange closed on August 19, 2005, the Company issued an aggregate of 638,080,000 shares of its common stock to the CIEC Shareholders, representing 92.87% of the issued and outstanding capital shares of the Company giving effect to the Share Exchange. As a condition to the closing of the Share Exchange, Warner Technology & Investment Corp. ("Warner") agreed to surrender to the Company for cancellation, a certificate or certificates for an aggregate of 126,446,065 shares of the Company so that Warner would own 12,800,000 shares (pre-split) of the Company's common stock after the cancellation.

      The Company's major shareholders have the same voting rights as those of all the other shareholders of the Company.

      As of December 31, 2005, there were 94 record shareholders in the U.S., who hold approximately 13.87% of the total outstanding common stock of the Company.

      As of June 7, 2006, there were 61 record shareholders in the U.S., who hold approximately 15.1% of the total outstanding common stock of the Company.

      The Company is not controlled by any third party. To the best of our knowledge, there is no arrangement currently which will result in a change in control of the Company.

7.B. Related Party Transactions

      On March 15, 2005, the Company entered into a Subscription and Financing Agreement with Warner Technology and Investments Corp ("Warner"), a New Jersey corporation, which is one of our shareholders and was a former CIEC shareholder prior to the Share Exchange. Pursuant to the agreement MBI issued 139,246,065 shares of restricted common stock of the Company for gross proceeds of $70,000 USD (the "Warner Private Placement"). Proceeds received under the Warner Private Placement were used to meet general obligations of the Company.

      In connection with the Share Exchange Agreement dated as of August 15, 2005, HTF entered into a letter agreement ("Warner Letter Agreement") dated as of August 12, 2005 with Warner Technology and Investment Corp.,. Under the Warner Letter Agreement, Warner agreed to provide certain consulting services to CIEC and HTF relating to the prior structuring and capital raising efforts of CIEC ("Prior Structuring"), the Share Exchange, and the subsequent capital restructuring of the Company following the Share Exchange ("Subsequent Restructuring"). In exchange, Warner received the sum of $350,000 as a fee and as an advance non-accountable expense reimbursement for the expenses incurred or to be incurred in connection with the Prior Structuring, the Share Exchange and the Subsequent Restructuring (including the change of the name of Moving Bytes to China International Enterprises Inc., a reverse split of our common shares, and the election of designees of HTF as our directors and officers and the contemplated re-domicile of the Company into a state in the U.S.). The Warner Letter Agreement superseded and rescinded all of the former written agreements made between HTF/CIEC and Warner regarding the Warner's role in the capital restructuring and capital raising efforts of HTF/CIEC.

      On August 19, 2005, an Assignment and Assumption Agreement was made by and among the Company , Warner, and Mr. Huakang Zhou ("Zhou"), pursuant to which Warner will accepted the assignment of substantially all of the former assets of the Company, and Warner and Zhou jointly and severely assumed all of the duties and obligations of the Company incurred prior to August 19, 2005.

      On August 15, 2005, the Company entered into a Loan Forgiveness and Termination Agreement with Zhou, under which Zhou forgave the outstanding balance of a loan in the amount of $10,000 (the "Loan") made to the Company under a Loan Agreement, dated as of June 13, 2005. In connection with the forgiveness of the Loan, Zhou agreed to waive the right of conversion of the Loan amount into common shares of the Company and terminate the Loan Agreement, effective immediately on August 15, 2005.

      In connection with the Share Exchange Agreement, HTF also entered into a letter agreement, dated as of August 19, 2005, with American Union Securities Inc., a former shareholder of the Company and CIEC (the "AUS Letter Agreement"). The AUS Letter Agreement amended certain inconsistent provisions in two former agreements between AUS and HTF, dated as of November 24, 2004 and January 18, 2005, respectively. Under these two former agreements, AUS agreed to provide certain financial and consulting services to HTF in connection with the Share Exchange in exchange for a fee. The AUS Letter Agreement changed the amount of the fee due to AUS to $200,000, of which $100,000 had already been paid to AUS prior to the Share Exchange, and the remaining $100,000 was paid upon the closing of the Share Exchange.

      Pursuant to a Consulting Agreement ("Warner Consulting Agreement"), dated as of December 20, 2005, by and between the Company and Warner, the Company authorized for issuance 45,000,000 shares of its no par value common stock to Zhou as compensation for certain services provided to the Company by Zhou's consulting firm, Warner (the "Plan"). The Plan has a term of one year from December 30, 2005 to December 31, 2006 and may be terminated by the Company at any time and for any reason. In the event that the Plan is terminated, then a portion of the shares issuable under the Plan which bears the same ratio to the total number of shares issuable thereunder as that portion of the term which shall not have expired as of the date of termination bears to the original one-year term of the Plan shall be forfeited. The Plan may be amended by the written agreement of the parties. The Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974.

      HTF leases a sales office of approximately 133 square meters in Beijing, China from Ms. Ling Chen, our Chairman, President and Director, Mr. Yuan Qing Li's wife on a year-to-year basis. The current term is from September 1, 2005 to August 31, 2006 at a monthly rent of approximately $867 (including management and air-conditioning maintenance fees), which is at the level of the market rent.

      Except for the Warner Private Placement, the Warner Letter Agreement, the Assumption and Assignment Agreement, the Loan Forgiveness and Termination
Agreement, the AUS Letter Agreement, the Warner Consulting Agreement and the lease described above, the Company has no other related transactions with its shareholders and current or former directors or executive officers during the fiscal year.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

8.A. Consolidated Statements and Other Financial Information

      The Company's consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

      The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit reports of Kabani & Company, Inc. are included herein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings

      The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

      The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on dividend distributions

      The Company does not have any policy on dividend distributions.

8.B. Significant Changes

      On  March  23,  2006  the  Company   effected  a  name  change  to  "China
International Enterprises Inc." and was approved for a new trading symbol "CIETF". In addition, the Company announced a 1:32 reverse split of its outstanding common shares. Both actions were approved by the Company's shareholders at a meeting held on March 7, 2006.

Item 9.   The Offer and Listing

      There is no offer associated with this Annual Report.

9.A. 4 Trading History

      The Company's common shares were listed for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange) ("VSE") on December 20, 1993 under the symbol "UVT" and were voluntarily delisted from the VSE on January 31, 2000. The Company's shares began quoting on the NASD Over the Counter Bulletin Board ("OTCBB") under the symbol "YDSLF" on September 7, 1999. On June 20, 2000, in conjunction with the Company's name change to E*Comnetrix Inc. and change of corporate jurisdiction, the Company's shares began trading under the symbol "ECNXF". On July 31, 2002, in conjunction with the Company's name change to Moving Bytes Inc. , the Company's shares began trading under the symbol "MBYTF". On March 23, 2006, in conjunction with the Company's name change to China International Enterprises Inc., the Company's shares began trading under the symbol "CIETF".

      The following table sets forth the nature of the Company's trading market on the OTCBB during the period from January 1, 2001 to the Company fiscal year ended December 31, 2005, and for the period ending May 31, 2006 as quoted by the OTCBB.

                      NASD OVER-THE-COUNTER BULLETIN BOARD.

     2001                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
 1st Quarter                       $1.00                           $0.25
 2nd Quarter                       $0.63                           $0.30
 3rd Quarter                       $0.32                           $0.17
 4th Quarter                       $0.20                           $0.06

     2002                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
 1st Quarter                       $0.19                           $0.08
 2nd Quarter                       $0.42                           $0.13
 3rd Quarter                       $0.33                           $0.14
 4th Quarter                       $0.30                           $0.09

     2003                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
 1st Quarter                       $0.20                           $0.08
 2nd Quarter                       $0.10                           $0.04
 3rd Quarter                       $0.09                           $0.05
 4th Quarter                       $0.08                           $0.02

     2004                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
 1st Quarter                       $0.04                           $0.002
 2nd Quarter                       $0.05                           $0.01
 3rd Quarter                       $0.05                           $0.002
 4th Quarter                       $0.03                           $0.002

     2005                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
 1st Quarter                       $0.04                           $0.002
 2nd Quarter                       $0.18                           $0.041
 3rd Quarter                       $0.13                           $0.025
 4th Quarter                       $0.03                           $0.010

     2006                        High (US$)                      Low (US$)
--------------------------------------------------------------------------------
December 2005                      $0.03                           $0.010
 January 2006                      $0.05                           $0.015
February 2006                      $0.10                           $0.030
March 2006(1)                      $1.68                           $0.037
  April 2006                       $1.44                           $1.030
   May 2006                        $1.51                           $0.750


Notes:

(1) The Common Shares were reverse split on a 1 for 32 basis on March 23, 2006.

9.C. Markets

      Our common stock is quoted on the OTCBB under the symbol "CIETF".

Item 10.  Additional Information

10.A. Not applicable

10.B. Memorandum and Articles of Association

      The following is a summary of certain provisions of our memorandum and articles of association.

      The Company was incorporated under the Company Act of British Columbia, Canada, on December 23, 1991, under the name "Jackpine Mining Co. Inc." On July 16, 2000, the Company continued under the Canada Business Corporations Act and changed its name to E*Comnetrix Inc and on July 24, 2002 the Company changed its name to Moving Bytes Inc. In March 2006 the Company changed its name to China International Enterprises, Inc. The Company's Corporation Number is 377885-1

      There are no objects or purposes of the Company found in the Articles of Continuance of the Company (the "Articles").

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value ("Common Shares"), 10,000,000 Class A Preferred Shares, without par value ("Class A Preferred Shares") with the rights, limitations set forth below and 20,000,000 Class B Preferred Shares, without par value ("Class B Preferred Shares" and collectively with the Class A Preferred Shares, the "Preferred Shares") with the rights, limitations set forth below:

      The holders of Common Shares are entitled:

(a) to vote at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights and privileges attaching to the Class A Preferred Shares and Class B Preferred Shares, to receive the remaining property of the Company upon dissolution; and

(c) subject to the rights and privileges attaching to the Class A Preferred Shares and Class B Preferred Shares, to receive dividends as and when declared by the board of directors of the Company.

Class A Preferred Shares

      The Class A Preferred Shares shall have the following special rights and restrictions attaching to them:

1. The holders of the Class A Preferred Shares shall not be entitled to receive notice of or attend any meetings of the members of the Company and shall not be entitled to vote at any meetings of the members of the Company (except meetings of the holders of Class A Preferred Shares as a class meeting).

2. The Class A Preferred Shares shall, with respect to priority in payment of dividends, be entitled to preference over the common shares of the Company.

3. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its members, the holders of the Class A Preferred Shares shall be entitled to receive, in preference and priority to the holders of common shares of the Company, on a pro rata basis, the paid up capital on the Class A Preferred Shares together with all dividends (if any) accrued thereon and remaining unpaid. Thereafter the holders of the Class A Preferred Shares shall not be entitled to share in any further distribution of the assets of the Company, and the assets of the Company shall be distributed on a pro rata basis among the holders of the common shares of the Company.

4. The Class A Preferred Shares may be converted into common shares in the capital of the Company at the option of the holder of a Class A Preferred Share on the basis of one Class A Preferred Share for one common share.

5. The conversion right on the Class A Preferred Shares may be exercised by notice in writing delivered to the Company accompanied by the certificate or certificates representing the Class A Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion. The conversion notice shall be signed by the person registered on the books of the Company as the holder of the Class A Preferred Shares in respect of which such right is being exercised or by the holder's duly authorized attorney, and the conversion notice shall specify the number of Class A Preferred Shares which the holder desires to have converted.

6. Upon the Company receiving a conversion notice, the Company will instruct its transfer agent to issue a certificate to the holder representing the number of common shares which the Class A Preferred Shares are convertible into, registered in the name of the holder or such other name as the holder may direct in writing, provided that the holder shall pay any applicable transfer taxes. In the event that less than all the Class A Preferred Shares represented by the certificate accompanying the conversion notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Class A Preferred Shares which are not to be converted.

7. The holders of any Class A Preferred Shares at the close of business on the record date for any dividends payable on the Class A Preferred Shares shall be entitled to dividends notwithstanding that such shares are converted into common shares after the record date and before the payment date of the dividends.

8. In the event of any subdivision, reclassification or change of the common shares at any time while the Class A Preferred Shares are outstanding into a greater number or different class of shares, the holders of Class A Preferred Shares who exercise the conversion right at any time after the subdivision, reclassification or change shall be entitled to an additional number or different class of shares as would have resulted from the subdivision, reclassification or change if the right of conversion had been exercised prior to the date of the subdivision, reclassification or change.

9. In the event of a consolidation, reclassification or change of the common shares at any time while the Class A Preferred Shares are outstanding into a lesser number or different class of shares, the holders of Class A Preferred Shares who exercise the conversion right at any time after the consolidation, reclassification or change shall be entitled to a lesser number or different class of shares as would have resulted from the consolidation, reclassification or change if the right of conversion had been exercised prior to the date of the consolidation, reclassification or change.

10. The Company shall not issue fractional shares upon any conversion and the number of common shares to be issued upon conversion shall be increased to the nearest whole number.

11. All shares resulting from a conversion of Class A Preferred Shares into common shares shall be fully paid and non-assessable.

Class B Preferred Shares

      The Class B Preferred Shares shall have the following special rights and restrictions attaching to them:

(a) One or More Series. The directors may issue Class B Preferred Shares in one or more Series;

(b) Creation or Deletion of Series. The directors may alter by resolution the Articles of the Company or, if applicable, the By-Laws of the Company to fix or change the number of shares in, and to determine the designation, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares;

(c) Voting. The directors may confer on the holders of any Series of Class B Preferred Shares the right to notice of or to be present or to vote, either in person or by prosy, at any general meeting of the shareholders of the Company in addition to at any separate meeting of the holders of the Class B Preferred Shares, or of the holders of shares of a Series of the Class B Preferred Shares, as the case may be;

(d) Dividends. The special rights or restrictions which the directors may create, define or attach to any Series of Class B Preferred Shares may allow the directors to declare dividends with respect to the common shares only or any series of Class A Preferred Shares or with respect to any series of Class B Preferred Shares only or with respect to any combination of two or more such classes or series of classes;

(e) If Series Entitled to Cumulative Dividend. Where the Class B Preferred Shares or one or more series of Class B Preferred Shares are entitled to cumulative dividends, and where cumulative dividends in respect of the Class B Preferred Shares or a Series of Class B Preferred Shares are not paid in full, the shares of all series of Class B Preferred Shares entitled to cumulative dividends shall participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

(f) All Series of Class B Preferred shares Participate Ratably on Winding Up. Where amounts payable on a winding-up are not paid in full or on the occurrence of any other event where the holders of the shares of all Series of Class B Preferred Shares are entitled to a return of capita, but are not paid in full, the shares of all Series of Class B Preferred Shares shall participate ratably in a return of capital in respect of Class B Preferred Shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

(g) No Priority. No special rights or restrictions attached to a series of Class B Preferred Shares shall confer on the series priority over another Series of Class B Preferred Shares then outstanding respecting:

      (i)   dividends, or

      (ii)  a return of capital:

            A. on winding-up, or

            B. on the occurrence of another event that would result in the holders of all series of Class B Preferred Shares being entitled to a return of capital;

(h) Special Rights and Restrictions of Issued Series. A directors' resolution pursuant to paragraph (b) above must be passed before the issue of shares of the series to which the resolution relates, and after the issue of shares of that series the number of shares in, the designation of, and the special rights and restrictions attached to that series may be added to, altered, varied or abrogated only pursuant to the Canada Business Corporations Act, and the directors shall send to the Director articles of amendment in the prescribed form; and

(i) Priority on Liquidation. Except as provided herein, in the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Class B Preferred Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, or in the absence of any express provision with respect thereto, the amount of capital paid up in respect thereof per share for each Class B Preferred Share held by them, out of the assets of the Company in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any common shares of the Company and the holders of any Class A Preferred Shares of the Company. The foregoing provisions of the Articles shall apply to all Class B Preferred Shares, except as expressly provided in the special rights and restrictions which the directors may create, define or attach to any Series of Class B Preferred Shares.

With respect to certain matters concerning directors, the By-laws of the Company provide as follows (section references are to Section numbers of the By-laws):

(a)

21.1 Conflicts: A director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Corporation or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Canada Business Corporations Act (the "Act".

21.2 A director shall not vote in respect of any such contract or transaction with the Corporation in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Act, the prohibitions contained in this by-law shall not apply to:

      (a) any contract or transaction relating to a loan to the Corporation, the repayment of all or part of which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;
      (b) any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;
      (c) any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Corporation or a subsidiary of the Corporation, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

      (d)   determining the remuneration of the directors in that capacity;
      (e) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or
      (f)   the indemnification of any director by the Corporation.

These exceptions may from time to time be suspended or amended to any extent approved by the Corporation in general meeting and permitted by the Act, either generally or in respect of any particular contract or transaction or for any particular period.

The foregoing provisions are also set forth in Part 15 of the Articles of the Company.

(b) There is no requirement in the By-laws or the Articles for an "independent quorum" of directors to be present in order for the directors to be able to vote compensation to themselves or any members of their body.

(c)

20.1 Borrowing: Subject to the provisions of the Act, the directors may from time to time authorize the Corporation to:

      (a)   borrow money on the credit of the Corporation;
      (b)   issue, resell, sell or pledge debt obligations of the Corporation;
      (c) subject to section 44 of the Act give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;
      (d) mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Corporation, owned or subsequently acquired to secure any obligation of the Corporation; and
      (e) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

20.2 The directors may make any bonds, debentures or other debt obligations issued by the Corporation by their terms assignable free from any equities between the Corporation and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

20.3 The directors may authorize the issue of any bonds, debentures or other debt obligations of the Corporation at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Corporation and otherwise as the directors may determine at or before the time of issue.

(d) There is no provision in the Articles or By-laws for the retirement or non-retirement of directors pursuant to any age limit requirement.

(e) There is no requirement in the Articles or By-laws for a director to hold any Shares in order to be qualified to be elected or to act as a director.

There are no provisions in the Articles or By-laws requiring the disclosure of shareholder ownership above any threshold.

There are no limitations under the laws of Canada or in the Articles or By-laws of the Company on the rights of foreigners to hold or vote Shares, except that the Investment Canada Act (Canada) (the "Investment Act") may require review and approval by the Minister of Industry (Canada) of an "acquisition of control" of the Company by a "non-Canadian".

There are no provisions in the Articles or By-laws of the Company that would have an effect of delaying, deferring or preventing a change of control of the Company.

The By-laws of the Company contain, among other provisions, the following provisions regarding the manner in which stockholder meetings may be convoked:

      9.1 Annual Meeting: Subject to the Act, the annual meeting of the shareholders shall be held on such day in each year and at such time as the directors may by resolution determine at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

--------------------------------------------------------------------------------

      9.2 Special Meetings: Special meetings of the shareholders may be convened by order of the board of directors at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

      9.3 Notice: A notice stating the day, hour and place of meeting shall be given by serving such notice on such persons as are entitled by law or under this by-law to receive such notice from the Corporation in the manner specified in paragraph 15.1 of this by-law or in such manner as may be prescribed by the directors, not less than twenty-one days or more than fifty days (in each case exclusive of the day on which the notice is delivered or sent and of the day for which notice is given) before the day of the meeting. Notice of a meeting at which special business is to be transacted shall state:
            (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting. Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at the registered office or records office of the Corporation or at some other place designated in the notice during usual business hours up to the date of such general meeting.

      9.4 Waiver of Notice: A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice or reduce the period of notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

      9.5 Omission of Notice: The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

      9.6 Votes: Subject to the Act, every question submitted to any meeting of shareholders shall be decided in the first instance by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is directed by the Chairman or a shareholder or proxyholder entitled to vote at the meeting has demanded a ballot and in the case of an equality of votes the chairman of the meeting shall on a show of hands or on a ballot have a second or casting vote in addition to the vote or votes to which he may be otherwise entitled as a member or proxyholder and this provision shall apply notwithstanding the Chairman is interested in the subject matter of the resolution.

      9.7 Declaration: At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.C. Material Contracts

      We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, "Information on the Company" or elsewhere in this Annual Report on Form 20-F.

10. D. Exchange Controls

      The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

      The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

      The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

      In addition, State Administration of Foreign Exchange issued a public notice ("October Notice") effective from November 1, 2005, which requires registration with SAFE by the PRC resident shareholders of any foreign holding company of a PRC entity. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise; however, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. In addition, the October Notice requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days; however, there is no indication of what the penalty will be for failure to comply or if shareholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

10. E. Taxation

Canadian Federal Income Tax Considerations

      The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies
(LLCs) that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the Treaty.

      This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

      Under the Act and the Treaty, a U.S. holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities.

      In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless at a time that the Company's shares are listed on the TSX or the NYSE unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder and such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

United States Federal Income Tax Considerations

      The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Company, who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code") and the Treaty, is at all relevant times a U.S Stockholder (as defined below), is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.

      As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to substantial trust decisions.

      Special rules, which are not discussed below, may apply to a U.S. Stockholder that is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) do not qualify as resident in the United States for purposes of the Treaty.

      These summaries do not describe United States federal estate and gift tax considerations, nor do they describe regional, state and local tax considerations within the United States. The following summaries do not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the common shares. In particular, these summaries only deal with a holder who will hold the common shares as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold common shares as a position in a "straddle", hedge, constructive sale, or "conversion transaction" for U.S. tax purposes, persons who have a "functional currency" other than the U.S. dollar, or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes.

      This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends

      For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only 85% of that amount (after giving effect to the Canadian withholding tax as reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

      In the case of a U.S. Stockholder that is an individual, estate or trust, gains from the sale of a capital asset held for longer than twelve months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Dividends paid prior to 2009 to a U.S. Stockholder that is an individual, estate or trust generally are also subject to the 15% maximum rate. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a foreign investment company, a passive foreign investment company, or a foreign personal holding company in either the taxable year of the distribution or the preceding taxable year. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. Moreover, the applicability of the reduced tax rate on dividends received from non-U.S. corporations is subject to change. The United States tax authorities have announced their intention to promulgate rules that would permit U.S. Stockholders to rely on certifications from issuers to establish the applicability of the reduced dividend tax rate. U.S. Stockholders are advised to consult their own tax advisors.

      For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollar at the exchange rate in effect on the date of receipt, whether or not the Canadian dollar is converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of Canadian dollars will be United States source ordinary income or loss.

      The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit.

Capital Gains

      Subject to the  discussion  below under the  heading  "-- Passive  Foreign
Investment  Company   Considerations",   gain  or  loss  recognized  by  a  U.S.
Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition.

      Gain on the sale of common shares held for more than one year by a U.S. Stockholder that is an individual, estate or trust will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

      Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common shares will generally be sourced in the United States.

Passive Foreign Investment Company Considerations

      The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case. In reaching the conclusion that the Company does not expect to be a PFIC, the Company has valued its assets based on the price per share of the common shares. For purposes of applying the PFIC rules to the Company, such a valuation method results in the attribution of substantial value to the Company's intangible assets, including goodwill and other potential resource related assets that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Company believes that this is a reasonable method of valuing our non-passive assets based on the legislative history of the PFIC provisions.

      If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be required to pay a special United States tax, in lieu of the U.S. tax that would otherwise apply, if such U.S. Stockholder (a) realizes a gain on disposition of common shares or (b) receives an "excess distribution" from the Company on common shares.

      If  a  U.S.  Stockholder  makes  a  Mark-to-Market   Election,   the  U.S.
Stockholder would not be subject to the special tax. Instead, it would be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

      If a U.S. Stockholder makes a QEF Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, even if no dividend distributions were received.

      If for any year the Company determines that it is properly classified as a PFIC, it will comply with all reporting requirements necessary for a U.S. Stockholder to make a QEF Election and will, promptly following the end of such year and each year thereafter for which the Company is properly classified as a PFIC, provide to U.S. Stockholders the information required by the QEF Election.

      Under  current  U.S.  law,  if the  Company is a PFIC in any year,  a U.S.
Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company, any gain realized on a disposition of common shares and certain other information.

United States Information Reporting and Backup Withholding

      Dividend payments on common shares and proceeds from the sale, exchange or redemption of the common shares may be subject to information reporting to the Internal Revenue Services ("IRS") and possible U.S. backup withholding at a 28% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8BEN (Certificate of Foreign Status) in the case of non-U.S. persons.

      Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Stockholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

10. H Documents on Display

      The Company is subject to certain of the information reporting requirements of the Exchange Act. The Company, as a "foreign private issuer", is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the Company's shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company does file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm.

      You may read and copy any document the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10. I Subsidiary Information

Please refer to Item 4.C. of this Annual Report.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

We are not subject to material market risk exposures, except for risks related to inflation and foreign currency exchange rates.

Inflation Risk

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People's Bank of China, the PRC's central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Foreign Currency Risk

The Company's business is conducted primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars, of our net assets and earnings.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures.

(a)   Disclosure Controls and Procedures.

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

      Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2005. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

(b) & (c) Not Applicable

(d)   Changes in Internal Control over Financial Reporting

      During the period ended December 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

      Our management, including the chief executive officer and chief financial officer, do not expect that its disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes.

      Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management's override of the control. The design of any systems of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16.  Reserved

Item 16A. Audit Committee Financial Expert

      The whole board serves as Audit Committee of the Company. Our board of directors has determined that John Leo is the audit committee financial expert as defined in Item 16A(b) of Form 20-F.

Item 16B. Codes of Ethics

      We have not yet adopted a Code of Ethics for our executive officers. We intend to adopt a Code of Ethics applying to such persons during fiscal year 2006.

Item 16C. Principal Accountant Fees and Services.

      The following tables set forth the fees billed to us for the last two fiscal years by our accountants:

Audit and Non-Audit Fees Paid to Kabani & Company, Inc.

                              Fiscal Year Ended       Fiscal Year Ended
                              December 31, 2005       December 31, 2004

Audit Fees                    $30,000                 $25,000
Audit-Related Fees            $0.00                   $0.00
Tax Fees                      $0.00                   $0.00
All Other Fees                $0.00                   $0.00


Audit and Non-Audit Fees Paid to Bagell, Josephs, Levine & Company, LLC:

                              Fiscal Year Ended       Fiscal Year Ended
                              December 31, 2005       December 31, 2004

Audit Fees                    $3,500                  $0.00
Audit-Related Fees            $0.00                   $0.00
Tax Fees                      $0.00                   $0.00
All Other Fees                $0.00                   $0.00

      We do not currently have an audit committee of the Board of Directors and the full Board of Directors did not pass on whether any non-audit services impacted our auditor's independence. We currently do not have any policy for approval of audit and permitted non-audit services by our independent auditor. We plan to appoint an audit committee of our Board of Directors and adopt procedures for approval of audit and non-audit services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases  of  Equity  Securities  by  the  Issuer  and  Affiliated
          Purchasers.

None.


                                    PART III

Item 17.  Financial Statements.

      We have responded to Item 18 in lieu of this item.

Item 18.  Financial Statements.

      The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.  Exhibits.

1.1      The Articles of Amendment and its prior charter documents;

1.2      By-laws (1)

4.1. Consulting Agreement, dated as of December 20, 2005, by and between the Company and Warner (2)

4.2 Share Exchange Agreement, dated as of August 15, 2005, by and among the Company , CIEC, XHT, all of the shareholders of CIEC, and Guzov Ofsink, LLC, as escrow agent (3)

4.3 Allocation Agreement, dated as of August 12, 2005, by and among CIEC, Warner, Zhou and AUS (3)

4.4 Letter Agreement, dated as of August 12, 2005, by and between HTF and Warner (3)

4.5 Assignment and Assumption Agreement, dated as of August 18, 2005, by and among the Company , Warner and Zhou (3)

4.6 Loan Forgiveness and Termination Agreement, dated as of August 15, 2005, by and between Zhou and the Company (3)

4.7 Letter Agreement, dated as of August 19, 2005, by and between HFT and American Union Securities Inc. (3)

4.8 Share Exchange Agreement, dated as of January 31, 2005 among CIEC, XHT, Li Yuan Qing, Chen Ling and Qiu Zhen Liang. (4)

4.9 Cooperation Agreement for Lenovo Products and its Business Terms , dated March 24, 2004, by and between Lenovo (Shenzhen) Co., Ltd. and HTF (4)

4.10 Cooperation Agreement of Service Channel with Lenovo (Master Agreement) and Commercial Articles dated March 31, 2005 by and between Lenovo (Shenzhen) Co., Ltd, and HTF (5)

8        List of Subsidiaries*

12.1     Certifications  of the  principal  executive  officer  required by Rule
         13a-14(a)   or  Rule   15d-14(a),   pursuant  to  Section  302  of  the
         Sarbanes-Oxley Act of 2002.*

12.2     Certifications  of the  principal  financial  officer  required by Rule
         13a-14(a)   or  Rule   15d-14(a),   pursuant  to  Section  302  of  the
         Sarbanes-Oxley Act of 2002.*

13.1 Certifications of the principal executive officer and the principal financial officer required by Rule 13a-14(b) or Rule 15d-14(b) and
         Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

Notes:

*     Filed herewith

(1) Incorporated by reference to exhibits from our Current Report on Form 8-K filed with the SEC on March 21, 2005
(2) Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the "SEC") on December 31, 2005
(3) Incorporated by reference to exhibits from our Current Report on Form 8-K filed with the SEC on August 19, 2005
(4) Incorporated by reference to the exhibit filed with CIEC's Registration Statement on Form SB-2 filed with the SEC on February 28, 2005
(5) Incorporated by reference to the exhibit filed with Amendment No. 1 to CIEC's Registration Statement on Form SB-2 filed with the SEC on May 27, 2005

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     China International Enterprises Inc.
                                     (Registrant)

                                     /s/ Yuanqing Li
                                     ------------------------------------
                                     By:    Yuanqing Li
                                     Title: Chairman of the Board of
                                            Directors, President and Director

                                     /s/ Dinghong Shen
                                     ------------------------------------
                                     By:    Dinghong Shen
                                     Title: Chief Financial Officer and
                                            Chief Accounting Officer

Date: June 16, 2006

              CHINA INTERNATIONAL ENTERPRISES INC. AND SUBSIDIARIES
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

                                                                          Page

Report of Independent Registered Public Accounting firm ..............    F-1

Financial Statements

      Consolidated Balance Sheet .....................................    F-2

      Consolidated Statements of Operations

      For the Years Ended December 31, 2005 and 2004 .................    F-3

      Statements of Stockholders' Equity

      For the Years Ended December 31, 2005 and 2004 .................    F-4

      Consolidated Statements of Cash Flows

      For the Years Ended December 31, 2005 and 2004 .................    F-5

      Notes to the Financial Statements ..............................  F-6-F-17

                     [LETTERHEAD OF KABANI & COMPANY, INC.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China International Enterprises Inc. (formerly, Moving Bytes Inc.)

We have audited the accompanying consolidated balance sheet of China International Enterprises Inc. (a Canadian Business Corporation) and subsidiary as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China International Enterprises Inc. and subsidiary as of December 31, 2005, and the results of its consolidated operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.


/s/ Kabani & Company, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, California
March 3, 2006

              CHINA INTERNATIONAL ENTERPRISES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2005

                                     ASSETS

CURRENT ASSETS:
      Cash & cash equivalents                                       $      375,856
      Accounts receivable, net                                             431,218
      Inventory                                                            437,771
      Other receivable                                                     572,542
      Advances to suppliers                                                 35,562
      Prepaid expense                                                        2,204
                                                                    --------------
            Total current assets                                         1,855,153

PROPERTY AND EQUIPMENT, NET                                                353,680

DEPOSITS                                                                     7,698
                                                                    --------------
      TOTAL ASSETS                                                  $    2,216,532
                                                                    ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
      Accounts payable & accrued expense                            $      140,900
      Tax payable                                                           31,631
      Payroll payable                                                       46,443
      Unearned revenue                                                     102,048
      Welfare payable                                                        4,020
                                                                    --------------
            Total current liabilities                                      325,043

STOCKHOLDERS' EQUITY:
      Preferred stock, (Class A; authorized shares
        10,000,000, no par value, outstanding none;
        Class B, authorized shares 20,000,000,
        no par value; outstanding none)                                         --
      Capital stock (no par value; unlimited authorized;
        21,502,624 shares issued and outstanding)                        1,210,276
      Accumulated other comprehensive income
      Statutory reserve                                                     41,529
      Accumulated other comprehensive income                                54,489
      Retained Earnings                                                    585,196
                                                                    --------------
            Total stockholders' equity                                   1,891,489
                                                                    --------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $    2,216,532
                                                                    ==============

   The accompanying notes form an integral part of these financial statements

              CHINA INTERNATIONAL ENTERPRISES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                         Years Ended December 31,
                                                         2005              2004
                                                    --------------    --------------
Net Revenue                                         $    1,880,143    $    1,373,079

Cost of net revenue                                        572,364           377,676
                                                    --------------    --------------

Gross profit                                             1,307,779           995,403

Operating expenses
      Selling expenses                                     348,709           313,192
      General and administrative expenses                  638,805           634,321
      Research & development                               270,672           179,601
                                                    --------------    --------------
            Total operating expenses                     1,258,186         1,127,114
                                                    --------------    --------------
Income (loss) from operations                               49,593          (131,711)

Non-operating income:
      Interest expense                                      (5,934)          (26,192)
      Interest income                                       13,794             1,207
      Gain on sale of property                               7,935             7,289
      Technology subsidy                                    15,222            60,500
      Value added tax refund                                90,681            92,065
      Other income                                              --            49,941
      Other expense                                           (717)           (7,316)
                                                    --------------    --------------
            Total non-operating income                     120,980           177,494
                                                    --------------    --------------
Net income (loss)                                          170,573            45,783

Foreign currency translation gain                           43,668             2,394
                                                    --------------    --------------
Comprehensive Income                                $      214,241    $       48,177
                                                    ==============    ==============

Basic weighted average shares outstanding               20,502,649        19,940,000
                                                    ==============    ==============

Basic and diluted net income per share              $        0.008    $        0.002
                                                    ==============    ==============

Diluted weighted average shares outstanding             20,504,401        19,940,000
                                                    ==============    ==============

Basic and diluted net income per share              $        0.008    $        0.002
                                                    ==============    ==============

   The accompanying notes form an integral part of these financial statements

              CHINA INTERNATIONAL ENTERPRISES INC. AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                         Accumulative
                                              Common                         Other                       Retained          Total
                                               stock                     Comprehensive    Statutory      Earnings      stockholders'
                                              shares         Amount          Gain          Reserve       (deficit)        equity
                                           ------------   ------------   ------------   ------------   ------------    ------------
Balance January 1, 2003                      19,940,000   $  1,200,000   $      8,427   $         --   $    410,368    $  1,618,795
Net income for the year ended
  December 31, 2004                                  --             --             --             --         45,783          45,783
Allocation of statutory reserve                      --             --             --          6,867         (6,867)             --
Cumulative translation adjustment                    --             --          2,394             --             --           2,394
                                           ------------   ------------   ------------   ------------   ------------    ------------
Balance December 31, 2004                    19,940,000      1,200,000         10,821          6,867        449,284       1,666,972
Recapitalization on reverse acquisition       1,531,374             --             --             --             --              --
                                           ------------   ------------   ------------   ------------   ------------    ------------
Balance after recapitalization               21,471,374      1,200,000         10,821          6,867        449,284       1,666,972
Stock issuance for service rendered              31,250         10,000             --             --             --          10,000
Stock option vested                                  --            276             --             --             --             276
Cumulative translation adjustment                    --             --         43,668             --             --          43,668
Net Income for the year ended
  December 31, 2005                                  --             --             --             --        170,573         170,573
Statutory reserve                                    --             --             --         34,662        (34,662)             --
                                           ------------   ------------   ------------   ------------   ------------    ------------
Balance December 31, 2005                    21,502,624   $  1,210,276   $     54,489   $     41,529   $    585,196    $  1,891,489
                                           ============   ============   ============   ============   ============    ============

   The accompanying notes form an integral part of these financial statements

              CHINA INTERNATIONAL ENTERPRISES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                   2005           2004
                                                               ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                               $    170,573    $     45,783
      Adjustments to reconcile net income to net cash
        provided in operating activities:
            Depreciation and amortization                            60,814          56,944
            Bad debt expense                                             --         170,323
            Gain on sale of property                                 (7,935)         (7,289)
            Stock issued for consulting services                     10,000              --
            Stock option expenses                                       276              --
            (Increase) / decrease in assets:                             --
                       Accounts receivable                         (167,224)         49,686
                       Inventory                                   (116,431)         17,515
                       Other receivable                            (325,520)        (41,320)
                       Deposits                                       1,814          (1,370)
                       Advances to suppliers                        271,043          23,256
                       Prepaid expense                                 (522)          4,418
            Increase / (decrease) in current liabilities:                --
                       Accounts payable                             121,734         (66,820)
                       Customer deposits                             51,711          18,327
                       Payroll payable                               23,978          (1,843)
                       Welfare payroll                               (6,862)        (55,444)
                       Tax payable                                  (46,802)          1,390
                                                               ------------    ------------
      Net cash provided in operating activities                      40,648         213,556
                                                               ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
            Receipt of cash on disposal of property                 531,644         158,399
            Acquisition of property & equipment                     (98,604)         (7,561)
            Additions to Intangible assets                         (174,263)             --
            Proceeds from disposal of property                           --              --
                                                               ------------    ------------
      Net cash provided in investing activities                     258,777         150,838
                                                               ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
            Proceeds from loan-officers                                  --         199,620
            Proceeds from loans                                          --          46,807
            Payment on loan receivable                                   --              --
            Proceeds from note payable                                   --         109,812
            Payments on note payable                               (122,046)       (910,573)
            Stock issued for cash                                        --              --
                                                               ------------    ------------
      Net cash used by in financing activities                     (122,046)       (554,334)
                                                               ------------    ------------

Effect of exchange rate changes on cash and cash equivalents          7,312           2,394

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                  184,691        (187,546)

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                          191,165         378,711
                                                               ------------    ------------

CASH & CASH EQUIVALENTS, ENDING BALANCE                        $    375,856    $    191,165
                                                               ============    ============

   The accompanying notes form an integral part of these financial statements

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

China  International  Enterprises  Inc.,  formerly,  Moving Bytes Inc.  ("Moving
Bytes, Inc." or "the Company") was incorporated under the Canada Business Corporations Act on December 23, 1991. On August 19, 2005, Moving Bytes Inc. acquired 9,970,000 shares of common stock, par value $0.001 per share, of China International Enterprise Corp. (CIEC), representing 100% of the issued and outstanding capital stock of CIEC under a share exchange agreement dated August 15, 2005. Moving Byte, Inc. was incorporated under the Company Act of British Columbia, Canada. Under the Share Exchange Agreement the Company agreed to issue an aggregate of 638,080,000 Shares of common stock of Moving Bytes to the CIEC shareholders, representing 92.87% of the issued and outstanding capital shares of Moving Bytes giving effect to the Share Exchange.

The exchange of shares with Moving Bytes has been accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of CIEC obtained control of Moving Bytes. Accordingly, the merger of the two companies has been recorded as a recapitalization of CIEC, with CIEC being treated as the continuing entity. The financial statements of legal acquiree are not significant; therefore, no pro forma financial information is submitted.

CIEC owns 100% of the issued and outstanding shares of common stock, par value $1.00 per share, of HXTG. HXTG owns 100% of the issued and outstanding shares of Shenzhen Hengtaifeng Technology Co., Ltd. ("HTF" or the "Operating Company"), and a company organized under the laws of People's Republic of China ("PRC"). On December 14, 2004, CIEC entered in to an agreement with all the shareholders of HXTG to acquire all of the outstanding stock of HXTG. The acquisition has been recorded as a recapitalization of HXTG, with HXTG being treated as the continuing entity.

Heng Xing Technology Group Development Limited (the "HXTG") is a British Virgin Islands Corporation, incorporated on May 28, 2004. The company is authorized to issue 50,000 shares of common stock of $1 par value. The company is a non-operative holding company of Shenzhen Hengtaifeng Technology Co. Ltd. ("HTF"). On December 14, 2004, HXTG entered in to an agreement with all the shareholders of HTF to acquire all of the outstanding stock of HTF.

HTF was founded in High & New Technology Industry Zone in the city of Shenzhen, Guangding Province of People's Republic of China on July 1995, under the name Shenzhen Guangba Trade Development Co., Ltd. The Company amended its name to Shenzhen Hengtaifeng Technology Co. Ltd. on May 12, 2000. The Company is primarily engaged in developing and distributing software and hardware systems on housing fund, guarantee information management, and home plan management in the People's Republic of China.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Principles of consolidation

The accompanying consolidated financial statements include the accounts of Moving Bytes and its wholly owned subsidiary, CIEC and its wholly owned subsidiary, HXTG and its wholly owned subsidiary, HTF (collectively, "the Company"). All significant inter-company accounts and transactions have been eliminated in consolidation. The historical results for the period ended September 30, 2005 include Moving Bytes (from the acquisition date) and CIEC, HXTG and HTF (for full period) while the historical results for the period ended September 30, 2004 includes only HTF.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. Allowance for doubtful debts amounted to $188,197 as at December 31, 2005.

Advances to suppliers

The Company advances to certain vendors for purchase of its material in order to receive bulk discount and reserve the unit cost of the merchandise at a bargain rate. Once the inventory is received by the Company, the advance is adjusted against the purchased price. The advances to suppliers amounted to $35,562 at December 31, 2005.

Inventories

Inventories comprised of software Compact disk, Computer server and macro-storage equipment. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down the inventories to their market value, if lower. Inventories are typically sold through distributors.

Property & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of: 39 years for building, 5 or 7 years for machinery and equipments, and 7 years for vehicles.

On May 21, 2005, the Company sold a building, for $540,051 with a book value of $516,365. The Company recorded a gain of $5,432 net of $18,254 of selling expense. During the year ended December 31, 2005, the company has a total of gain on sale of property $7,935.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Software development costs

The Company capitalizes certain computer software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

The Company makes on-going evaluations of the recoverability of its capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount which the unamortized software development costs exceed net realizable value. Capitalized and purchased computer software development costs are being amortized ratably based on the projected revenue associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization.

Long-lived assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2005, there were no significant impairments of its long-lived assets.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers or services has been rendered when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


License Revenue. The Company recognizes revenue from license contracts when a non-cancelable, non-contingent license agreement has been signed, the software product has been delivered, no uncertainties exist surrounding product acceptance, fees from the agreement are fixed and determinable and collection is probable. Any revenues from software arrangements with multiple elements are allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs. If no such objective evidence exists, revenues from the arrangements are not recognized until the entire arrangement is completed and accepted by the customer. Once the amount of the revenue for each element is determined, the Company recognizes revenues as each element is completed and accepted by the customer. For arrangements that require significant production, modification or customization of software, the entire arrangement is accounted for by the percentage of completion method, in conformity with Accounting Research Bulletin ("ARB") No. 45 and SOP 81-1.

Services Revenue. Revenue from consulting services is recognized as the services are performed for time-and-materials contracts and contract accounting is utilized for fixed-price contracts. Revenue from training and development services is recognized as the services are performed. Revenue from maintenance agreements is recognized ratably over the term of the maintenance agreement, which in most instances is one year. Payment for software maintenance received in advance is recorded on the balance sheet as deferred revenue. The maintenance revenue was insignificant during years ended December 31, 2005 and 2004.

Advertising costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended December 31, 2005 and 2004 were $366 and $87,615, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to $270,672 and $179,601 in 2005 and 2004, respectively.

Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB 25) and related interpretations with proforma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company uses the method prescribed by SFAS No.123. On March 11, 2005, the Company entered into an incentive stock agreement by which the Company grants 345,000 incentive stock options to a director of the Company. These options are fully vested and exercisable proportionally on or before the close of the business on March 11, 2006. The company has recorded $276 stock option expenses in the current year financial statements.

Income taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


According to the Provisional Regulations of the People's Republic of China on Income Tax, the Document of Reductions and Exemptions of Income Tax for the Company has been approved by the Shenzhen local tax bureau, the Company is exempted from income tax in 2003 and 2004. The Company will also have half of its income taxes exempt from 2005 to 2007. According to the Provisional Regulations of the People's Republic of China on Income Tax, the taxable income for the year ended December 31, 2006 is negative, so no income tax is required.

Foreign currency transactions and comprehensive income (loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of HTF is Chinese Renminbi. The unit of Renminbi is in Yuan. Cumulative translation adjustment amount and translation adjustment gain amounted to $43,668 and $2,394 for the year ended December 31, 2005 and 2004. Accumulated other comprehensive income amounted to $54,489 as of December 31, 2005.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Statement of cash flows

In  accordance  with  Statement  of  Financial   Accounting  Standards  No.  95,
"Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's consolidated financial statements as substantially all of the Company's operations are conducted in one industry segment.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Recent Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.

In June 2005, the EITF reached consensus on Issue No. 05-6, determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

In March 2006 FASB issued SFAS 156 `Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

      1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
      2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
      3. Permits an entity to choose `Amortization method' or `Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.
      4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


      5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

3.    INVENTORIES

Inventories as of December 31, 2005 consist of the following:

            Raw and packing materials                   $    252,298
            Finished goods                                   149,691
            Work in process                                   35,782
                                                        ------------

            Total                                       $    437,771
                                                        ============

4.    PROPERTY AND EQUIPMENT

Net property and equipment as of December 31, 2005 as follows:

            Building & improvement                      $     35,148
            Machinery & equipment                            195,417
            Vehicles                                          72,501
            Furniture and fixture                             23,807
            Software                                         267,230
                                                        ------------

                                                             594,103
      Less: Accumulated depreciation
        & amortization                                      (240,423)
                                                        ------------

                                                        $    353,680
                                                        ============

Depreciation expenses for the years ended December 31, 2005 and 2004 were $60,814 and $56,944, respectively.

5.    OTHER RECEIVABLE

Other receivable as of December 31, 2005 consists of the following:

            Loan receivable                             $    478,781
            Subsidy receivable                                29,475
            Travel advances to employees                      45,049
            Travel advances to officers                       19,239
                                                        ------------

            Total                                       $    572,542
                                                        ============

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has a subsidy receivable from the local government amounting $29,475 for enhancement of the Company's technology.

Travel advances to employees and officers are interest free, unsecured, and due on demand.

Loan receivable includes $433,695 loan to an outside party. The loan starts on May 23, 2005 and will be due on May 23, 2006. Interest rate is 6.138%. The loan is unsecured. Interest receivable of $13,310 has been accrued to the loan receivable. The rest of the loan receivable is all interest free, due on demand, and unsecured.

6.    INCOME TAX

The Company is governed by the Income Tax Laws of the PRC. Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax ("EIT") is at a statutory rate of 33%, which is comprises of 30% national income tax and 3% local income tax. According to the Provisional Regulations of the People's Republic of China on Income Tax, the Document of Reductions and Exemptions of Income Tax for the Company has been approved by the Shenzhen local tax bureau, the Company is exempted from income tax in 2003 and 2004. The Company qualified as a new technology enterprise and under PRC Income Tax Laws, the Company is subject to a preferential tax rate of 15%. The Company is approved to have 7.5% tax rate from 2005 to 2007. According to the Provisional Regulations of the People's Republic of China on Income Tax, the taxable income for the year ended December 31, 2006 is negative, so no income tax is required.

Operation in the United States of America has incurred operating loss of approximately $60,000 and operation in the PRC has incurred operating loss of approximately $77,000 as of December 31, 2005 for income tax purposes. The Company believes that it is more likely than not that these operating losses will not be utilized in the future and hence the Company has recorded a valuation allowance of 100% for the deferred assets as of December 31, 2005. Components of deferred tax assets at December 31, 2005 are as follows:

US net operating losses            $   20,400
PRC net operating losses               11,550
PRC deductible expenses                21,150
                                   ----------
Valuation Allowance                   -53,100
                                   ----------

                                   $       --
                                   ==========

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12/31/2005           U.S.        State         PRC         Total
                  ---------    -----------------------------------
Current           $       0    $       0    $       0    $       0
Deferred                 --           --           --           --
                  ---------    -----------------------------------
  Total           $       0    $       0    $       0    $       0
                  =========    ===================================

12/31/2004           U.S.        State         PRC         Total
                  ---------    -----------------------------------
Current           $       0    $       0    $       0    $       0
Deferred                 --           --           --           --
                  ---------    -----------------------------------
  Total           $       0    $       0    $       0    $       0
                  =========    ===================================

Reconciliation of the differences between the statutory U.S. Federal income tax rate and the effective rate is as follows:

                                          12/31/2005      12/31/2004
                                          ----------      ----------
US statutory tax rate                             34%             34%
Foreign non taxable income                       -68%            -68%
Valuation allowance                               34%             34%
                                          ----------      ----------
Effective rate                                     0%              0%
                                          ----------      ----------

7.    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid interest of $5,934 and $0 during the year ended December 31, 2005 and 2004. The Company did not pay income tax during the years ended December 31, 2005 and 2004.

8.    EMPLOYEE WELFARE PLAN

The Company has established its own employee welfare plan in accordance with Chinese law and regulations. The Company makes annual pre-tax contributions of 14% of all employees' salaries for the year ended December 31, 2004. The total expense for the above plan amounted to $41,290 for the year ended December 31, 2004.

HTF is classified as a wholly-owned foreign enterprise under PRC law by virtue of its ownership by HXTG. HTF has changed its employee welfare plan in accordance with Chinese law and regulations and does not make annual pre-tax contributions of 14% of all employees' salaries for the years ended December 31, 2005. The Company has recorded welfare expenses as incurred. The total welfare expense amounted to $49,993 for the year ended December 31, 2005.

9.    STATUTORY RESERVE

In accordance with the Chinese Company Law, the company has allocated 10% of its annual net income, amounting to $17,057 and $4,578 as statutory reserve on December 31, 2005 and 2004, respectively.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


10.   STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the People's Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

Making up cumulative prior years' losses, if any;

      (i) Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

      (ii) Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

      (iii) Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

The Company established a reserve for the annual contribution of 5% of net income to the welfare fund. The amount included in the statutory reserve amounted to $8,529 and $2,289 for the years ended December 31, 2005 and 2004, respectively.

11.   SHAREHOLDERS' EQUITY

The company issued 1,000,000 shares for services rendered during the year ended December 31, 2005 valued at $10,000 to an officer of a major shareholder of the Company.

12.   MAJOR CUSTOMERS AND VENDORS

Major customers and vendors represent those who accounted for 10% or over of the Company's total net revenue or purchase, respectively.

One major customer accounted for 10% of the revenue for the year ended December 31, 2005. The Company did not have a major customer for the year ended December 31, 2004.

One major vendor provided 31% of the Company's purchases for the year ended December 31, 2005. One major vendor provided 30% of the Company's purchases for the year ended December 31, 2004. The Company did not have a payable to this vendor on December 31, 2005.

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral.

13.   OTHER INCOME

Value added tax (VAT) refund- The Company received an amount of $90,681 and $92,065 as Value added tax refund from the state government for the year ended December 31, 2005 and 2004, respectively. The value added tax refund is given by the government to support software industry.

Technical subsidy - The Company received subsidy income of $15,222 and $60,500 from local government for the year ended December 31, 2005 and 2004, respectively. This income is given by the government to support local high-tech enterprises.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


14.   COMMITMENT AND CONTINGENCIES

HTF leases approximately 640 square meters of space it uses for its executive offices and operations in Shenzhen, China from Shenzhen Chuangwei-RGB Electronic Co., Ltd. The lease is for a term of three years from February 25, 2003 to February 24, 2006 at a monthly rent of approximately $4,400 (including property management and area condition maintenance fees). The lease is renewable for an indefinite period of time upon one month's prior notice. HTF receives a rent subsidy of  approximately  $1,546 per month  from Mar.  1, 2003 to Feb 28,  2005 under the Agreement for the Entrance of Software into Shenzhen Software Enterprise Zone dated June 10, 2003.

HTF has continued to leases approximately 640 square meters of space it uses for its executive offices and operations in Shenzhen, China from Shenzhen Chuangwei-RGB Electronic Co., Ltd. The lease is for a term of two years from February 25, 2006 to February 24, 2008. The monthly rent expenses are $4,843 and $5,225 for the twelve months ended February 24, 2007 and 2006, respectively (including property management and area condition maintenance fees).

HTF leases a sales office of in Beijing, China on a year to year base. The current term is from September 1, 2005 to August 31, 2006 at a monthly rent of $867.

Future lease commitment for the twelve month periods ended December 31, 2006 is as follows:

                  2006                              $   65,052
                  2007                                  62,700
                                                    ----------

                  Total                             $  127,752
                                                    ==========

15.   CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy.

The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company does not maintain fire, theft or liability insurance. The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; error and omissions and natural disasters.

16.   ACQUISTION

Moving Bytes Inc. entered into a Share Exchange Agreement, dated as of August 15, 2005 to effectuate a share exchange with all of the shareholders of China International Enterprise Corp. (CIEC). The Share Exchange Agreement was closed on August 19, 2005.

                      CHINA INTERNATIONAL ENTERPRISES INC.
                         (Formerly, Moving Bytes, Inc.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Under the Share Exchange Agreement, Moving Bytes agreed to issue an aggregate of 638,080,000 shares of common stock of Moving Bytes to the CIEC Shareholders, representing 92.87% of the issued and outstanding capital shares of Moving Bytes giving effect to the Share Exchange. As a condition to the closing of the Share Exchange, Warner - a major shareholder of Moving Bytes, also agreed to surrender to Moving Bytes for cancellation, a certificate or certificates for an aggregate of 126,446,065 shares of Moving Bytes so that Warner would own 12,800,000 shares of Moving Bytes after the cancellation. As conditions to the obligation of Moving Bytes to close the Share Exchange Agreement, this Current Report on Form 8-K to report the entering into the Share Exchange Agreement was required to have been filed and Warner is to be paid a $350,000 fee as reimbursement for legal, accounting and other expenses. As disclosed in Note 1, the exchange of shares with Moving Bytes has been accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of CIEC obtained control of Moving Bytes.

As a part of the acquisition agreement, Moving Bytes sold, assigned, transferred, conveyed and delivered to Warner all of Moving Bytes' rights, title and interests whatsoever in and to all of the Assets. Warner also jointly and severally assumed and agreed to timely pay or discharge Moving Bytes' obligations with respect to all of the liabilities of Moving Bytes , of any kind or nature existing as of the date of the acquisition. Warner also agreed to indemnify and hold Moving Bytes and its directors, officers, shareholders, affiliates and subsidiaries harmless from any liability or claims for performance or non-performance by Warner of such duties and obligations.

In connection with the Share Exchange Agreement, HTF also entered into a letter agreement, dated as of August 19, 2005, with American Union Securities, Inc., a former shareholder of Moving Bytes and CIEC (the "AUS Letter Agreement"). Under the agreement, AUS agreed to provide certain financial and consulting services to HFT in connection with the Share Exchange in exchange for a fee. amounting $200,000, of which $100,000 had already been paid to AUS prior to the Share
Exchange, and the remaining $100,000 was paid upon the Closing of the Share Exchange.

17.   SUBSEQUENT EVENT

On Mar 23, 2006, the Company changed its name from Moving Bytes, Inc. to "China International Enterprises Inc." and changed its trading symbol from
OTCBB:MBYTF.OB to OTC BB:CIEFS.OB. In addition, the Company announced a 1:32 reverse split of its outstanding common shares. Both actions were approved by the Company's shareholders at a meeting held on March 7, 2006.